As filed with the Securities and Exchange Commission on August 20, 1997
                     Registration Nos. 2-93538 and 811-4116

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [X]
         Pre-Effective Amendment No. _____           [ ]
         Post-Effective Amendment No. 45             [X]

REGISTRATION STATEMENT UNDER
         THE INVESTMENT COMPANY ACT OF 1940                   [X]
         Amendment No. 46                            [X]

                               ZWEIG SERIES TRUST
               (Exact Name of Registrant as Specified in Charter)
                   900 Third Avenue, New York, New York 10022
               (Address of Principal Executive Offices) (Zip code)

       Registrant's Telephone Number, including Area Code: (212) 451-1100

                           EUGENE J. GLASER, President
                              Zweig/Glaser Advisers
                                900 Third Avenue
                            New York, New York 10022
                     (Name and Address of Agent for Service)

                                    Copy to:
                             PAUL S. SCHREIBER, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022

Approximate Date of Proposed Public Offering: Effective date of this Post-Effective Amendment.
         It is proposed that this filing will become effective on November 3, 1997, 75 days after filing pursuant to paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended.

                       DECLARATION PURSUANT TO RULE 24f-2
         Pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, the Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933, as amended. A Rule 24f-2 Notice for the Registrant's fiscal year ended December 31, 1996 was filed on February 27, 1997.

                               ZWEIG SERIES TRUST

                                    CONTENTS

This Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A consists of the following:

1.       Facing Sheet

2.       Contents

3.       Cross-Reference Sheet

4.       Part A - Prospectus for all shares of Zweig Foreign Equity Fund

5.       Part B - Statement of Additional Information for all shares of Zweig
                  Foreign Equity Fund

6.       Part C - Other Information

7.       Signature Sheet

8.       Exhibits

                               ZWEIG SERIES TRUST

         Cross-Reference Sheet pursuant to Rule 495(a) for all shares of
                            Zweig Foreign Equity Fund


Form N-1A
Item No.                                        Location

Part A - Prospectus

1.     Cover Page                               Cover Page

2.     Synopsis                                 Fee Table;
                                                Annual Fund Operating Expense

3.     Condensed Financial Information          Not Applicable

4.     General Description of Registrant        Our Investment Style;
                                                Investment Objective;
                                                Organization of the Funds;
                                                How We Select Countries and Stocks;
                                                Other Securities;
                                                Other Investment Policies;
                                                Risk Factors

5.     Management of the Registrant             The Manager and Management Fee;
                                                Outside Cover;
                                                Dr. Martin E. Zweig;
                                                The Portfolio Manager;
                                                Brokerage Transactions

5A.    Management's Discussion of Fund          Performance Information
       Performance

6.     Capital Stock and Other Securities       Organization of the Funds;
                                                Choosing Among Classes When Purchasing Shares;

                                                How to Invest in the Fund;
                                                How to Sell Your Fund Shares;

                                                Application; Cover;
                                                Distributions and Taxes

                                       4
Item No.                                        Location

7.     Purchase of Securities Being Offered     The Distributor;
                                                Cover;
                                                Net Asset Value;
                                                Choosing Among Classes When Purchasing Shares;
                                                How to Invest in the Fund;
                                                Operating Expenses

8.     Redemption or Repurchase                 How to Sell Your Fund Shares;
                                                Exchange Privilege;
                                                Choosing Among Classes When Purchasing Shares

9.     Legal Proceedings                        Not Applicable

Part B - Statement of Additional Information

10.    Cover Page                               Cover Page

11.    Table of Contents                        Table of Contents

12.    General Information and History          Not Applicable

13.    Investment Objectives and Policies       Investment Objective and Policies;
                                                Investment Restrictions

14.    Management of the Fund                   Trustees and Officers of the Trust

15.    Control Persons and Principal Holders    Trustees and Officers of the Trust
       of Securities

16.    Investment Advisory and Other Services   Investment Management and Other Services;
                                                Trustees and Officers of the Trust

17.    Brokerage Allocation and Other           Portfolio Transactions and Brokerage
       Practices

18.    Capital Stock and Other Securities       Purchase and Redemption of Shares

19.    Purchase, Redemption and Pricing of      Purchase and Redemption of Shares;
       Securities Being Offered                 Reinstatement Privilege;
                                                Exchange Privilege;
                                                Retirement Plans;
                                                Net Asset Value and Taxes

                                       5

Item No.                                        Location

20.    Tax Status                               Net Asset Value and Taxes

21.    Underwriters                             Investment Management and Other Services

22.    Calculation of Performance Data          Yield and Performance Information

23.    Financial Statements                     Financial Statements

Part C

         Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A.

ZWEIG                                      NOVEMBER 3, 1997
FOREIGN EQUITY FUND

PROSPECTUS

Zweig Foreign Equity Fund (the "fund") is a new series of Zweig Series Trust (the "Trust"), an open-end, diversified management investment company. The fund seeks to increase the value of your investment over the long-term (capital appreciation) by investing primarily in foreign stocks, consistent with preserving capital and reducing portfolio exposure to market risk.

The Zweig approach is based on the belief that successful investing requires skill both in making money during bull markets and in limiting losses during major market declines. We designed Zweig Foreign Equity Fund for investors who seek to balance the need for long-term capital appreciation with the need to limit the risks associated with investing in foreign stocks.

This prospectus will help you learn more about the fund. Please read it carefully before you invest, and keep it for future reference.

Call your financial advisor or write us at 900 Third Avenue, New York, NY 10022-4728, or call 1-800-272-2700 for more information.

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED, ENDORSED OR INSURED BY, ANY ENTITY OR PERSON, INCLUDING THE U.S. GOVERNMENT AND THE FEDERAL DEPOSIT INSURANCE CORPORATION.

Our Statement of Additional Information (SAI) dated November 3, 1997, as may be amended from time to time, includes more information about the fund's policies and procedures. It has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. You can obtain a free copy by calling 1-800-272-2700.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SOME THINGS YOU SHOULD KNOW ABOUT ZWEIG FOREIGN EQUITY FUND
The fund is designed for investors who intend to invest for the long term, not for investors who intend to liquidate their investment after a short period of time.

The fund offers four classes of shares. Before purchasing, you should determine which class is right for you. More information about the classes of shares appears under the heading "Choosing Among Classes When Purchasing Shares".

The fund is a new series of Zweig Series Trust (the "Trust"). The other Series of the Trust are: Zweig Strategy Fund, Zweig Appreciation Fund, Zweig Managed Assets, Zweig Growth & Income Fund, Zweig Government Fund, and Zweig Cash Fund. You may obtain a copy of the Trust's prospectus by calling 1-800-272-2700.

Zweig/Glaser Advisers is the investment manager of the fund. Zweig Securities Corp. is the principal distributor of the fund's shares.


                                    TABLE OF CONTENTS
About the Fund
         Fee Table
         Our Investment Style
         Investment Objective
         Dr. Martin E. Zweig
         The Portfolio Manager
         How We Select Countries and Stocks
         Other Securities
         Other Investment Policies
         Risk Factors
About Your Account
         Choosing Among Classes When Purchasing Shares
         How to Invest in the fund
         How To Sell Your Shares
         Exchange Privilege
         Net Asset Value
         Distributions and Taxes
         The Distributor

         The Manager and Management Fee
         Organization of the fund

         Performance Information

FEE TABLE
Mutual fund investors bear two types of expenses: transaction expenses and operating expenses. You pay transaction expenses when you buy shares in the fund. The fund as a whole pays operating expenses, which reduce the fund's annual return to you.

                                                                   CLASS A    CLASS B      CLASS C       CLASS I
SHAREHOLDER TRANSACTION EXPENSES
  Maximum Initial Sales Charge on purchases
    (as % of Offering Price).....................................  5.50%      None           None         None
  Maximum Contingent Deferred Sales Charge (CDSC)................  None*      5.00%**       1.25%***      None
---------------

  * A 1% CDSC is imposed on redemptions within 18 months of purchases of $1 million or more originally purchased without an initial sales charge as described in Quantity Discounts on Class A Shares.

 ** The maximum CDSC is imposed on Class B Shares redeemed in the first year; thereafter, the CDSC declines (See "Class B Shares").

*** The CDSC on Class C Shares applies only if redemption occurs in the first year.

EXAMPLES -- The table below is designed to assist you in understanding the various costs and expenses you will bear. Because the fund has not yet commenced operations, the amount for "Other Expenses" is based on estimated expenses for the first year. Federal regulations require the examples to assume a 5% annual return, but actual annual returns may vary.

                                                                EXAMPLE: You                        EXAMPLE: You
                          ANNUAL FUND                           would pay the following expenses    would pay the following
                      OPERATING EXPENSES                        on a $1,000 investment assuming     expenses on a $1,000
                 (As % of average net assets)                   (a) 5% annual return and            investment assuming (a) 5%
                                                                (b) redemption at the end of each   annual return and (b) no
                                                                time period:                        redemption:

                                                   Total fund
ZWEIG FOREIGN    Management    12b-1       Other   Operating       1       3                         1       3
EQUITY FUND         Fees      Fees(1)    Expenses  Expenses(2)   Year     Year                      Year    Year

CLASS A SHARES..... 1.00%       0.30%      0.50%      1.80%        72     109                        72     109

CLASS B SHARES..... 1.00%       1.00%      0.50%      2.50%        75     108                        25      78

CLASS C SHARES..... 1.00%       1.00%      0.50%      2.50%        38      78                        25      78

CLASS I SHARES..... 1.00%         -        0.50%      1.50%        15      47                        15      47

 (1) The 12b-1 Fees include a 0.25% Service Fee, which is paid to financial services firms, including National Association of Securities Dealers, Inc. ("NASD") member firms (commencing one year after purchase with respect to Class B and Class C Shares) for continuous personal service by such firms to investors in the fund, such as responding to shareholder inquiries, quoting net asset values, providing current marketing materials and attending to other shareholder matters. The distributor retains all or a portion of the asset-based sales charge also included in the 12b-1 Fees; the remainder is paid to brokers for promoting sales of the fund's shares. The NASD limits asset based sales charges to 6.25% of new sales, plus interest. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the NASD.

(2) The Manager has voluntarily undertaken to limit the expenses of the fund (exclusive of taxes, interest, brokerage commissions, 12b-1 fees and extraordinary expenses) until April 30, 1998 to 1.50% of its average net assets effective upon its commencement of operations. The Manager reserves the right to discontinue this policy at any time after April 30, 1998.

OUR INVESTMENT STYLE

Dr. Martin E. Zweig is the President of the Trust and Chairman of its investment manager. He has created and refined a risk-averse style of money management over a 26-year career providing investment advisory and portfolio management services (the Zweig approach).

The Zweig approach is based on the belief that successful investing requires skill both in making money during bull markets and in limiting losses during major market declines. We designed Zweig Foreign Equity Fund for investors who seek to balance the need for long-term capital appreciation with the need to limit the risks associated with investing in foreign stocks.

While we can offer no assurances that the Zweig approach will meet its investment objectives, our long-term goal - measured over bull and bear markets
- is to achieve superior returns with less risk and volatility. We seek to achieve this goal by participating solidly during rising markets and protecting the bulk of those gains during major market declines. We define major market declines as declines in the major indices of a foreign country of at least 20%.

Unlike most other mutual funds and stock market indexes, our risk-averse fund will NOT remain fully invested throughout bull and bear markets.

Thus, it is unlikely that the fund will keep pace with all-equity benchmarks like major foreign stock indices or the average international equity fund (which typically has 90% or more of its assets invested in stocks) DURING BULL MARKETS. We view leaving some profits "on the table" during bull markets as a price we're willing to pay in exchange for our loss limitation strategies.

Conversely, we do not expect these all-equity benchmarks to keep pace with the loss limitation of the fund during major market declines. That doesn't mean we'll be able to offer loss limitation during each phase of a decline. While we do our best to reduce risk, WE CANNOT ELIMINATE RISK.

In summary, while our goal is the same as most other mutual funds - to generate superior long-term returns for our shareholders - the path we take is quite different.

Dr. Zweig and his associates rely on fundamental and technical data to measure the risk and reward characteristics of each country's stock market. These indicators are constantly monitored and continuously refined. There are three main groups of indicators: monetary indicators (e.g. the trend of interest rates, central bank policy, commodity prices and industrial production), sentiment indicators (e.g. mutual funds' cash-to-assets ratio, put-call ratios, and investment adviser sentiment) and momentum indicators (e.g. new highs and lows, advance-decline ratios and long- and short-term market trends).

As the indicators point to increasing levels of market risk, Dr. Zweig directs the portfolio manager to reduce the fund's exposure to stocks by gradually selling securities and buying money market instruments, or by selling stock index futures. As long as the indicators continue to show high levels of risk in the securities markets, the fund will continue to maintain its exposure to market risk at lower-than-normal levels. As the indicators point to decreasing levels of market risk, the portfolio manager increases the market exposure of the fund. Index futures, options or short sales may be used to adjust the fund's exposure to market risk, but not for the purpose of leverage (see Risk Factors).

The Zweig approach is NOT an all-in or all-out "market-timing" approach that attempts to predict market tops and bottoms. Instead, it is a gradual and disciplined approach that reacts to changes in risk levels as determined by our indicators. Typically, our investment models will not reallocate more than 10% of the fund's assets at any one time. The goal is to remain in gear with the major trends of the foreign market.


INVESTMENT OBJECTIVE
ZWEIG FOREIGN EQUITY FUND seeks to increase the value of your investment over the long-term (capital appreciation) by investing primarily in foreign stocks consistent with preserving capital and reducing portfolio exposure to market risk (see "How We Select Stocks" and the additional details in our SAI).


Please read the "Risk Factors" and "How We Select Stocks" sections of this prospectus for more detailed information about the investment practices of the fund. The SAI has further details. As with any mutual fund, there is no assurance that the fund's objectives will be achieved.


DR. MARTIN E. ZWEIG
Dr. Martin E. Zweig is President or Chairman of investment advisory firms that presently manage over $6.5 billion of assets. This $6.5 billion includes approximately $1.3 billion in publicly traded closed-end investment companies and $2.6 billion in open-end mutual funds, as well as other accounts.

Dr. Zweig has been a regular panelist on PBS television's WALL $TREET WEEK WITH LOUIS RUKEYSER for 24 years and, in 1992, was inducted into the program's Hall of Fame. Dr. Zweig is the publisher of various investment advisory newsletters including THE ZWEIG FORECAST. He is also the author of the books WINNING ON WALL STREET, THE ABCS OF MARKET FORECASTING and WINNING WITH NEW IRAS.

Dr. Zweig and his associates determine the asset allocation strategy for the fund. Dr. Zweig does not select the individual securities to implement the strategy. The portfolio manager selects the specific securities for the fund.

THE PORTFOLIO MANAGER
Carlton Neel will be the portfolio manager of the fund. Mr. Neel has been the portfolio manager for Zweig Managed Assets and Zweig Government Fund since July 5, 1995. He is a First Vice President of the Trust. He received a dual B.A. in Economics and Political Science from Brown University. Prior to joining the Zweig Companies, he was a Vice President with J.P. Morgan & Co., Inc.

HOW WE SELECT COUNTRIES AND STOCKS
At the present time, we can invest in 22 countries using proprietary models to determine the fund's level of exposure to each country. If each country's model called for the fund to be fully invested in that country, the assets would be allocated as follows:

         Europe            64%
         Pacific Rim       27%
         North America      6%
         Africa             3%

The level of stocks and money market instruments, as well as the total level of investment in any particular country, will vary over time depending on the level of risk the model determines. As a model points to increasing levels of market risk in a particular country, we will reduce our exposure to that country by selling stocks, by hedging market exposure with foreign stock index futures or options or by selling short.

We plan to develop models for additional countries, which could result in changes to the above geographic allocations. The geographic allocations could also change given changes in various countries market capitalization or economic growth.

Stocks represent an ownership interest in a company. They include common stocks, fixed rate preferred stocks, bonds convertible into equity securities, warrants, rights, depositary receipts and other equity securities.

In selecting stocks, our models rank industry groups when available. From the higher ranked industry groups, we select stocks by evaluating and ranking them based on technical and fundamental factors. Additionally, we may invest in investment vehicles or groups of foreign stocks that, in the aggregate, are expected to perform similarly to a particular major foreign stock market index or foreign stock industry group, and in investment companies that invest in the securities of a particular country.


OTHER SECURITIES
MONEY MARKET INSTRUMENTS are short-term, high quality debt securities that present minimal risk of loss. We use these securities to reduce fluctuations in the fund's net asset value - and often refer to them as "cash" or "cash equivalents". Money market securities include: short-term U.S. Government or other foreign government obligations, commercial paper, other short-term corporate obligations, bank deposits (including time deposits with a maturity of less than one year) and other financial institution obligations. Money market instruments may be purchased in any country or currency, including the United States.

REPURCHASE AGREEMENTS are arrangements by which the fund buys a security at one price and at the same time agrees to sell the security back to the seller at a higher price, usually on the next business day (or within seven days for foreign repurchase agreements). Repurchase agreements offer a means of generating income from excess cash that the fund might otherwise hold. Delays in payment or losses may result if the other party to the agreement defaults or becomes bankrupt. The fund's repurchase agreements must be fully backed by collateral that is marked to market, or priced, each day.

DEPOSITARY RECEIPTS are typically issued by foreign banks or trust companies, although they may also be issued by U.S. banks or trust companies, and evidence ownership of underlying securities issued by either a foreign or a U.S. corporation. Depositary receipts may be issued pursuant to a sponsored program, where an issuer has made arrangements to have its securities traded in the form of depositary receipts, or in unsponsored programs, where the issuer may not be directly involved in the creation of the program.

INDEXED SECURITIES are securities whose value depends on the price of securities indexes, other securities, foreign currencies or other assets. Among the more traditional indexed securities are futures and options. Futures and options are standardized contracts that have been used by mutual funds for many years to manage their portfolios more efficiently. Index futures, for example, enable the manager to position assets in the market immediately, with a modest margin deposit (roughly 2% to 10% of the position size) to simulate a much larger invested position. Transaction costs normally will be lower than purchasing or selling the underlying securities. The fund will purchase or sell indexed securities for hedging purposes only, including increasing or decreasing exposure to changing securities prices, but not to leverage assets. (See Risk Factors.)

OTHER INVESTMENT COMPANIES. From time to time the fund may invest in another investment company. A direct investment in securities, financial instruments, currencies, futures and forward contracts, and related options involves risks described elsewhere in this prospectus. An investment in them made through another investment company will normally also involve an investment manager and service providers (e.g., custodians) over which the fund will have no direct control; and there will be an additional layer of expenses, including the fee of such investment manager. Closed-end investment companies frequently trade at a discount from net asset value. Only if the discount is sufficiently large will the additional income earned by a portfolio purchased at a discount offset the additional layer of expense. If shares of another investment company are purchased at a discount which subsequently declines, performance will be better than it would have been had the underlying instruments been purchased directly. The fund will invest in another investment company only if the portfolio manager believes that the fund's investment objective will be furthered by doing so. No more than 10% of the fund's assets will be invested in other investment companies. No more than 5% will be invested in any one investment company.


OTHER INVESTMENT POLICIES
PORTFOLIO TURNOVER RATE. We do not usually consider the length of time the fund has held a stock when making investment decisions. As a result of the Zweig style of money management, the fund's turnover rate may be higher than that of other mutual funds. (A portfolio turnover rate in excess of 100% may be deemed to be high.) Portfolio turnover may result in realization of taxable capital gains, and generally involves some expense, including brokerage costs. (The SAI contains a detailed explanation of certain relevant tax considerations.) The portfolio manager considers the cost of making portfolio adjustments when deciding whether to implement a strategy by selling stocks and investing the proceeds in money market securities, or by using futures or options to reduce exposure to market risk.

LENDING SECURITIES. The fund may lend securities to broker/dealers and institutions as a means of earning income. Delays or losses could result if a borrower becomes bankrupt or defaults on its obligation to return the loaned security. The fund may lend securities only if: (a) the loan is fully backed by collateral at all times, and (b) the value of all loaned securities is less than one-third of the fund's total assets.

BORROWING. The fund may make temporary borrowings from banks to cover redemptions. If the performance of the fund's investments fails to cover interest and other costs of borrowing, the net asset value of its shares will decrease faster than if the fund had no borrowings outstanding.

RISK FACTORS
International stock fund investing offers rewards that are potentially superior to the rewards of U.S. stock investing. While the U.S. economy is the largest and most fully developed in the world, foreign countries have further to go. Thus, proponents of international investing argue, international stocks offer more potential growth. There is a trade-off for this growth, however - greater volatility. The lack of political and economic stability in certain foreign countries increases the risk of severe losses. Foreign currencies have been known to suffer sharp declines in value, and certain foreign companies and industries have lost some or all of their value.


The following chart illustrates the declines suffered by various categories of mutual funds investing in foreign securities during the last two worldwide bear markets -- in 1987 and in 1990. It shows that even the diversification and professional management inherent in a mutual fund cannot insulate investors from loss.

Foreign/Global
Equity fund Styles                 8/25/87-12/4/87              7/16/90-10/11/90
------------------                 ---------------              ----------------
Large-cap growth                        -26.9%                        -16.3%
Large-cap value                         -25.1%                        -15.4%
Mid-cap growth                          -27.3%                        -17.0%
Mid-cap value                           -16.9%                        -14.0%
Small-cap growth                          N/A                         -20.4%
Small-cap value                           N/A                         -16.6%

SOURCE: STRATEGIC INSIGHT. RETURNS DO NOT INCLUDE SALES CHARGES. THE PERFORMANCE DATA QUOTED REPRESENT PAST PERFORMANCE, WHICH IS NO GUARANTEE OF FUTURE RESULTS.

It is also important to recognize that, once you've incurred a significant loss, it can take many months (and sometimes years) to break even.

It is impossible to predict the timing and extent of bear markets or corrections, but it should be noted that periods of unusually high returns and low volatility have historically increased the risk of stock investing for subsequent periods.

Successful investors recognize the risks associated with investing in stocks and stock mutual funds. It is important that you try and understand your "financial personality". What is your tolerance for loss? How patient will you be during the break-even period? What is your financial staying power?

It is also important to note that the impact of a bear market depends not only upon the extent of the decline, but also WHEN in your investing lifecycle it happens. For many people, the closer they are to retirement or the deeper they are into retirement - the harder it is to calmly view a bear market as a temporary decline.

The prices of individual stocks, as well as markets as a whole, move up and down. Markets move based on economic factors such as interest rates, and market conditions such as investor sentiment. Individual stocks also are affected by results of the issuer's operations and factors peculiar to its industry and country. In international investing, political conditions also can affect markets and individual stocks.

Like most foreign equity funds, Zweig Foreign Equity Fund uses diversification to minimize the effect of a loss in any one investment. By investing across countries and industry groups, we attempt to increase returns while lowering risk.

Unlike most foreign funds, the Zweig Foreign Equity Fund will not remain full invested throughout bull and bear markets. The fund manages exposure to market risk by gradually selling securities and buying money market instruments, or by selling stock index futures. While the fund manages exposure to risk, WE CANNOT ELIMINATE RISK.

The Zweig Foreign Equity Fund is designed for those investors who want to balance their need for growth with their need to limit risk. However, there can be no assurances that we will meet our investment objective.

In addition to increasing or decreasing the proportion of the fund's investment in money market instruments, the portfolio manager may buy or sell futures contracts and options to increase or reduce market exposure. He also may sell short and enter into currency exchange contracts. These strategies allow us to increase or decrease the fund's exposure to changes in stock prices or currency exchange rates. Used cautiously, they may be effective tools that lend greater stability to fund assets. They may also help to reduce the cost of administering the portfolio, and allow us to buy and sell relatively large positions without distorting prices. We use these techniques to adjust the risk and return characteristics of the fund. We do not use these practices to leverage the fund. There may also be times when we decide to acquire or maintain a futures position rather than sell or buy the underlying portfolio because the index futures, in our judgment, reflect a price, and therefore value, which is more attractive than the stocks comprising the index. If our judgment is right, this should result in smaller losses or bigger gains than would otherwise be the case. Conversely, if we are wrong, losses could be increased or gains reduced. If we misjudge market conditions or employ a strategy that does not correlate well with the fund's primary investments, use of these techniques may result in a loss, regardless of our original intent to reduce risk. Descriptions of these strategies follow, and the SAI contains more detailed explanations. You should understand these investment practices and be sure that you are able to accept the potential risks inherent in their use before investing.

FOREIGN STOCKS involve risks such as currency fluctuations and risks related to political and economic conditions in foreign countries. These factors could make foreign investments less liquid and more volatile. Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less information available about their operations. Foreign investments also may be subject to possible nationalization of issuers or expropriation of their assets, which would adversely affect the fund's ability to liquidate its investment. Brokerage commissions, custodial services, and other costs relating to investment in foreign countries are generally more expensive than in the United States. Clearance and settlement procedures on foreign markets are different and problems with settling security transactions could result in temporary periods when assets of the fund are uninvested and no return is earned on such amounts.

DEPOSITARY RECEIPTS may not necessarily be denominated in the same currency as the underlying securities into which they may be converted. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the U.S. and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts. Depositary receipts also involve the risks of other investments in foreign stocks, as discussed above.

FUTURES CONTRACTS AND OPTIONS. The fund may use futures contracts and options to manage its exposure to changing stock prices or to alter its asset mix. The fund may use any type of future or option related to its investments. These include: foreign stock index futures and options, and foreign currency futures and options, including those traded on foreign exchanges and options not traded on exchanges. Some futures and options strategies hedge against price fluctuations. These include: selling futures as a portfolio hedge, buying puts and writing covered calls. Other strategies increase market exposure. These include buying futures, writing puts and buying calls.

The fund will not purchase puts if more than 10% of its assets would be invested in premiums on puts. The fund will write calls only if they are covered throughout the life of the call. The fund will write puts only if: (a) the aggregate value of the obligations underlying the puts does not exceed 50% of the fund's assets, and (b) the puts are fully secured by cash or liquid securities in a segregated account with the fund's custodian. Call options on futures must be similarly secured. Where applicable, the assets in the segregated account will be valued on a daily basis.

Futures and options involve, to varying degrees, market risk in excess of their value. Futures and options may be used or combined with each other, or with forward contracts, in order to adjust the risk and return characteristics of an overall strategy; however, there may be an imperfect correlation between the prices of options and futures contracts and the price movements of the securities being hedged. Another risk associated with options and futures is a potential lack of liquidity. The fund may be unable to close out, or sell, its futures or options positions at all times.

CURRENCY EXCHANGE CONTRACTS. Currency exchange contracts are agreements to exchange one currency for another at a set rate on a future date. Currency exchange contracts may be used to lock in an exchange rate for purchases of securities denominated in foreign currencies or used for investment purposes. These contracts involve the risk that currency movements will be inaccurately predicted, in which case the fund's return would be adversely affected. To manage its exposure to fluctuations in currency exchange rates, the fund may enter into forward currency exchange contracts, may buy and sell options and futures contracts relating to foreign currencies, or may purchase securities indexed to foreign currencies. We may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted.

Some futures and forward foreign currency contracts are customized financial contracts between two parties. Such contracts are subject to the additional risk that the counterparty will not meet its obligations under the contract. They also may be less liquid and more difficult to value than standardized contracts traded on a regulated exchange. Some price spread on currency exchange (to cover service charges) will be incurred when the fund converts assets from one currency to another.

SELLING SHORT. The fund sells a security, group of securities, future or currency short when we believe their price will decline. We may sell a stock index future short to offset a potential decline in a group of stocks a fund owns. We may make such a short sale if we believe reducing portfolio exposure to changing securities prices can be accomplished better through this method than if the securities themselves were sold. This is intended to be another way of managing the fund's exposure to changing stock prices or to alter its asset mix. To sell a security short, the fund must borrow the security. The fund's obligation to replace the security borrowed and sold short will be fully secured at all times by the proceeds from the short sale retained by the broker and by cash or liquid securities deposited in a segregated account with the fund's custodian. The fund may not sell securities short if: (a) the market value of all securities sold short will be more than 25% of the fund's assets, or (b) the market value of unlisted securities sold short will be more than 10% of the fund's assets. Selling securities short involves potential risks greater that the value of the security sold short since the price could appreciate (causing a loss) in an amount greater than the value of the security. Also, there is a risk that the market could cause losses simultaneously in securities a fund owns and in other securities sold short.

ILLIQUID AND RESTRICTED SECURITIES may be difficult to sell promptly at an acceptable price, or may be sold only pursuant to certain legal restrictions. Difficulty in selling securities may result in a loss or entail expenses not normally associated with the sale of a portfolio security. Illiquid securities include securities not listed on a recognized foreign securities exchange and repurchase agreements having more than seven days remaining to maturity. NO MORE THAN 15% OF THE FUND'S NET ASSETS MAY BE INVESTED IN ILLIQUID SECURITIES.


CHOOSING AMONG CLASSES WHEN PURCHASING SHARES

The fund offers investors four classes of shares which are described below. All except Class I Shares bear sales charges in different forms and amounts and all bear different levels of expenses (see Fee Table). YOU SHOULD CHOOSE THE CLASS OF SHARES THAT IS MOST BENEFICIAL GIVEN THE AMOUNT OF YOUR PURCHASE, THE LENGTH OF TIME YOU EXPECT TO HOLD THE SHARES AND OTHER RELEVANT CIRCUMSTANCES.

Class A shares are sold with an initial sales charge that varies based upon the amount invested as shown in the table below. Class B Shares have no initial sales charge, but are subject to a declining contingent deferred sales charge
(CDSC) if sold within six years of purchase. Class C Shares have no initial sales charge, but are subject to a CDSC if sold within one year of purchase. Class B and Class C Shares have higher annual expenses than Class A Shares. Class B Shares convert to Class A Shares after a holding period of seven years from the initial purchase. Class C Shares have a shorter CDSC period than Class B Shares, but they do not convert to Class A Shares. Class I Shares are offered at net asset value without an initial sales charge and are not subject to a contingent deferred sales charge or a Rule 12b-1 distribution fee. Class I Shares are only available to tax-exempt retirement plans of Zweig Securities Corp. and its affiliates, and certain institutional investors that invest at least $1 million directly with Zweig Securities Corp., the distributor. Institutional investors include: (1) unaffiliated benefit plans, such as qualified retirement plans (other than individual retirement accounts and certain other self-directed retirement plans); (2) unaffiliated banks and insurance companies purchasing for their own accounts; and (3) endowment funds of unaffiliated non-profit organizations.

CONTINGENT DEFERRED SALES CHARGE (CDSC). The applicable CDSC rate for each class of shares is set forth in the Fee Table. The CDSC is imposed on the lesser of the current market value or the initial cost of the shares being redeemed. No CDSC is imposed upon shares acquired by reinvesting distributions. In determining whether a CDSC applies, the order of redemption is first of shares purchased through reinvestment and then of shares held the longest. Any CDSC imposed on a redemption is paid to the distributor or directly to a third party at the direction of the distributor.

We may waive the CDSC on redemption(s): (a) following the death of a shareholder; (b) if a shareholder becomes unable to engage in any substantial gainful activity because of a medically determinable physical or mental impairment which can be expected to result in death or be of long-continued and indefinite duration; (c) when a total or partial redemption is made in connection with a distribution from retirement plans after reaching age 59 1/2, except that if, immediately prior to the redemption, the aggregate amount invested by the retirement plan in Class B Shares of the Zweig Mutual Fund (excluding the reinvestment of distributions) during the prior four year period equals 50% or more of the total value of the retirement plan's assets in the fund or any other Zweig Mutual Fund, then the CDSC will not be waived; (d) from certain retirement plans; (e) under the systematic withdrawal program if the amount being withdrawn per month is no more than 1% of the value of the account at the time the program was established; and (f) effected pursuant to the fund's right to liquidate a shareholder's account if it is less than the then effective minimum account size.

The Distributor has sold, and expects to sell in the future, the right to receive all or substantially all of the 12b-1 distribution fees on Class B Shares together with the related CDSC in the event the Shares are redeemed prior to conversion to Class A Shares. The holder of the right to receive such payments, in its sole discretion, may elect to establish its own waiver criteria, which may differ from those set forth above.

CLASS A SHARES. Class A Shares are sold at net asset value plus the applicable sales charge. The offering price applies to purchases made by a single purchaser or by a single trust account. An individual, his or her spouse, and children under 21 are considered to be a single purchaser. The sales charge on Class A Shares is allocated between your investment dealer and Zweig Securities Corp., the distributor, as shown below.

QUANTITY DISCOUNTS ON CLASS A SHARES. When you invest in Class A Shares, you may receive quantity discounts at certain dollar levels, or breakpoints. The more you invest, the smaller percentage you pay in sales charges, as shown below.

                                             As a Percentage of
                                         -------------------------
                                          Offering       Net Asset
                                          Price of       Value of    Dealer's
                                         the Shares     the Shares    Sales
Amount Invested                           Purchased      Purchased Concession
----------------------------------       ----------     ---------- ----------
Less than $50,000                          5.50%           5.82%      4.75%
$50,000 but less than $100,000             4.75%           4.99%      4.00%
$100,000 but less than $250,000            3.75%           3.90%      3.25%
$250,000 but less than $500,000            2.75%           2.83%      2.25%
$500,000 but less than $1,000,000          1.75%           1.78%      1.50%
$1,000,000 or more                         0.00%           0.00%     (see below)
---------------

Commissions (as set forth below) will be paid to dealers who initiate and are responsible for purchases of $1 million or more and for purchases at net asset value made by unallocated accounts held by third party administrators, registered investment advisers, trust companies, and bank trust departments which exercise discretionary authority or hold accounts in fiduciary, agency, custodial or similar capacity if in the aggregate such accounts equal or exceed $1,000,000 and by retirement plans with assets of $1,000,000 or more or at least 50 eligible employees.

                                                           Dealer's Commission
Amount Purchased                                            (as % of purchase)
----------------                                           -------------------
$1,000,000 to $2,000,000                                          0.75%
$2,000,000 to $5,000,000                                          0.50%
Amount over $5,000,000                                            0.25%

No initial sales charge applies on these investments; however, a 1% CDSC will apply on redemptions within 18 months of purchase, except for redemptions of shares purchased by an investor in amounts of $1,000,000 or more where such investor's dealer of record, due to the nature of the investor's account, notifies the distributor prior to the time of the investment that the dealer waives the commission otherwise payable to the dealer as described above, or agrees to receive such commissions ratably over an 18 month period.

Class A Shares of the fund are made available to 401(k) participants in the Merrill Lynch Daily K Plan (the "Plan") at NAV without an initial sales charge if the Plan has at least $3 million in assets or 500 or more eligible employees. Class B Shares of the fund are made available to Plan participants at NAV without a CDSC if the Plan has less than $3 million in assets or fewer than 500 eligible employees. On such sales, the distributor doesn't make the dealer payment described under Class B Shares. For further information see "Retirement Plans" in the fund's SAI.

Class A Shares also may be purchased at net asset value by any officer, trustee, director or employee, and their families, of Zweig Mutual Funds, Zweig/Glaser Advisers, Zweig Securities Corp. and any company affiliated with these companies, or by employees and their families of securities dealers that are members of the NASD. Class A Shares also may be sold at net asset value through certain investment dealers registered under the Investment Advisers Act of 1940 and other financial services firms that adhere to certain standards established by the principal distributor, including a requirement that such shares be sold for the benefit of their clients participating in a "wrap account" or similar program under which such clients pay an ongoing fee to the investment adviser or other firm. Such shares are sold for investment purposes and on the condition that they will not be resold except through redemption or repurchase by the fund. Class A Shares also may be purchased at net asset value for shareholders by dealers where the amount invested represents redemption proceeds from funds distributed other than by the distributor and where the shareholder has paid a sales charge in connection with the purchase of such other fund's shares; provided that (i) such Class A Shares are purchased within 30 days after redemption of such other fund's shares, and (ii) sufficient documentation of such redemption as the distributor may require shall be provided at the time the Class A Shares are purchased. This provision is not available where the shares of a fund being redeemed were subject to a deferred sales load or redemption fee.

CUMULATIVE QUANTITY DISCOUNTS ON CLASS A SHARES. A new purchase may be combined with Class A Shares of the fund and any other Zweig Mutual Fund you already own to qualify for a discount. The sales charge on the shares being purchased will be at the rate shown in the table above applicable to the net asset value of the shares then owned plus the amount of the new purchase. To receive this discount, you or your investment dealer must request it when placing the order and give the transfer agent or distributor sufficient information to confirm that your purchase qualifies for the discount. We reserve the right to change or terminate quantity discounts at any time.

QUANTITY DISCOUNTS THROUGH A LETTER OF INTENTION. You may pay a reduced sales charge on Class A Shares if you sign a Letter of Intention at the time of your purchase. The Letter also may be back-dated to include purchases made within 90 days prior to signing the Letter of Intention. The Letter, included on the application form in this Prospectus, states your intention to purchase a sufficient quantity of Class A Shares of the fund and any other Zweig Mutual Fund indicated within the 13-month period specified to qualify for a reduced sales charge. Purchases under the Letter are made at the sales charge applicable to the entire amount to be purchased under the Letter, as if purchased in a single transaction. A Letter of Intention can be amended during the 13-month period by filing an amended Letter with the same expiration date as the original.

The Letter of Intention is not binding. During the period covered by the Letter, the transfer agent will hold shares in escrow representing 5% of the intended purchase. After the end of the period, a price adjustment based upon the actual amount invested will be made (by redeeming escrowed shares if the purchase is not completed or by investing the difference in sales charges if the total purchases under the Letter qualify for a lower sales charge).

CLASS B SHARES. Class B Shares are sold without an initial sales charge. For sales of Class B Shares, dealers will receive from the distributor 4% of the purchase amount. Although you pay no sales charge at the time of purchase, if you redeem within six years, you are charged a declining CDSC as follows:

                                                            The CDSC
Year Since Purchase Was Made                               is equal to
----------------------------                               -----------
Year One                                                       5%
Year Two                                                       4%

Year Three                                                     3%
Year Four                                                      3%
Year Five                                                      2%
Year Six                                                       1%
Year Seven                                                    None*
---------------
         * Class B Shares convert to Class A Shares as described below.

CLASS B SHARE CONVERSION FEATURE. After a holding period of seven years from the initial date of purchase, Class B Shares automatically convert to Class A Shares of the fund at respective net asset values on the 10th business day of the month following the anniversary date. At the time of conversion, Class B Shares of the fund acquired through reinvestment of distributions will convert to the corresponding Class A Shares of the fund pro-rata with Class B Shares of the fund not acquired through reinvestment. The conversion of Class B Shares will relieve the Class B Shares that have been held for at least seven years from the higher ongoing distribution fees. Only Class B Shares have this conversion feature.

CLASS C SHARES. Class C Shares are sold without an initial sales charge. For sales of Class C Shares, dealers will receive from the distributor up to 1% of the purchase amount in a manner agreed in advance. If you redeem within one year of your purchase, you will be charged a CDSC equal to 1.25%.

CLASS B AND CLASS C SHARES OFFER THE BENEFIT OF PUTTING ALL OF YOUR DOLLARS TO WORK IMMEDIATELY; HOWEVER, THEY HAVE HIGHER ANNUAL EXPENSES AND PAY LOWER DIVIDENDS THAN CLASS A SHARES. CLASS C SHARES HAVE A SHORTER CDSC PERIOD THAN CLASS B SHARES; HOWEVER, THEY DO NOT CONVERT TO CLASS A SHARES.

CLASS I SHARES. Class I Shares, which have no initial sales charge and no Rule 12b-1 fee, are currently available for purchase only from Zweig Securities Corp. to tax-exempt retirement plans of Zweig Securities Corp. and its affiliates and certain institutional investors. In addition, Class I Shares are currently available only in New York.

Zweig Securities Corp. will reallow up to 0.15% to any dealer with sales of Zweig Mutual Fund shares at an annual rate of $4 million or more or who can reasonably be expected to achieve sales at that rate, provided that the dealer has agreed to supply special assistance in marketing shares of the Zweig Mutual Funds, including providing access to the dealer's sales personnel and information dissemination systems such as computer screens, internal publications, publications sent to clients and mailing lists. These reallowances are in addition to the sales concessions shown in the above tables, and may be subject to chargeback for redemptions within one year. An alternative arrangement, available to any dealer that has agreed to provide marketing, record keeping and related administrative services to tax-qualified employee benefit plans, including the processing of orders for investment and reinvestment of plan assets in shares of the funds at net asset value, provides for compensation at an annual rate of up to 0.20% of plan participant holdings of Zweig Mutual Funds. In addition, Zweig Securities Corp. also may pay dealers a fee at the annual rate of up to 0.10% of the average daily net assets that have been continually invested in Zweig Mutual Funds for at least four years. Zweig Securities Corp. also may pay dealers a fee of up to 0.10% of the average daily net assets invested through such dealers in Zweig Mutual Fund shares by participants in programs sponsored by such dealers. Zweig Securities Corp. reserves the right to alter or discontinue paying any of the foregoing fees at any time. These fees will be paid from Zweig Securities Corp.'s or the manager's own funds, including past profits or any other source available to them.

The above arrangements relate to purchases effected in the United States. Purchases outside the United States may be subject to local rules and customs, and different sales charges, fees and dealer compensation may apply. Certain dealers may not sell all classes of shares. With respect to certain retirement plans the distributor may not make dealer payments as described above.

HOW TO INVEST IN THE FUND
INITIAL OFFERING PERIOD
Shares of the fund are being offered during a period scheduled to end on November 24, 1997 (the "Closing Date"). Securities dealers may obtain non-binding indications of interest prior to actually confirming any orders. The fund will commence investment operations and the continuous offering of its shares on the first business day after the Closing Date.

You can buy shares through your investment professional, directly from the fund's transfer agent, or automatically through a regular investment plan.

------------ --------------------- ----------------------- -------------------
             Minimum Initial       Minimum Initial         Minimum Subsequent
Class        Investment            IRA Investment*         Investment
------------ --------------------- ----------------------- -------------------

A, B and C   $1,000                $250                    None

I            $1,000,000            $1,000,000              None

------------ --------------------- ----------------------- -------------------

*or other retirement accounts, pension and profit sharing plans, custodial accounts under the Uniform Gift to Minors Act, trusts and estates or qualifying group plans.

Purchases of the fund will be at the offering price next determined after the transfer agent or investment dealer receives the order, provided the dealer transmits the order to the transfer agent that day. We reserve the right to change or waive minimums or to reject any order.

How to BUY Shares Through your investment professional

              *To open your account, contact your investment professional.

If you invest through an investment professional, the firm may have its own service features, transaction charges and fees. This prospectus should be read in conjunction with such firms' material regarding their fees and services. If you wish us to refer you to an investment professional, call us at 1-800-272-2700. Investment professionals receive compensation for providing investment advice, and such compensation may differ for selling shares of different classes of the Zweig Mutual Funds. The fund may be unable to provide account information or other services for shares held in the name of, or controlled by, an investment dealer.

How to BUY Shares THROUGH THE TRANSFER AGENT

        *COMPLETE the attached application or send a letter specifying the name of the fund and the class of shares you wish to buy. If you do not specify a class, your purchase will be automatically invested in Class A Shares.
        *ENCLOSE a check made payable to State Street Bank and Trust Company or to Zweig Foreign Equity Fund. (We will not accept third party checks, i.e. any checks which are not payable to the order of State Street Bank and Trust Company or Zweig Foreign Equity Fund.) MAIL to State Street Bank and Trust Company:

            By regular mail:          By courier or overnight mail:
                                             2 Heritage Drive
              P.O. Box 8505                    Third Floor
          Boston, MA 02266-8505              Quincy, MA 02171
         Att: Zweig Mutual Funds         Att: Zweig Mutual Funds

        * For WIRE instructions (Federal funds) please call 1-800-628-0441.

        * AUTOMATIC INVESTMENT PLAN PURCHASES. Move money from your bank account or via payroll deduction into the fund on any day of each month or quarter. Please refer to the application form in this prospectus or call 1-800-272-2700 for assistance.

HOW TO SELL YOUR FUND SHARES.
You can sell your shares on any day the New York Stock Exchange (NYSE) is open. The price you receive will be the net asset value less any applicable contingent deferred sales charge. The net asset value you will receive is calculated at the close of business on the day your sell order is received at the transfer agent. Proceeds of your sale will generally be mailed to you within seven days after your request is received. If shares are bought with an uncertified check and sold within 15 days after purchase, the proceeds may not be paid until 15 days after the purchase. If the fund has evidence of cleared funds, money may be released earlier.

Selling Your Shares THROUGH YOUR INVESTMENT PROFESSIONAL.

        *Contact your investment professional if you bought your shares at your brokerage firm. If you sell your shares through your investment professional, the price you will receive will be the price of shares at the close of business on the day the order is transmitted to the transfer agent by your brokerage firm.


Selling Your Shares BY MAIL Through the Transfer Agent

        *SEND A LETTER to sell your shares to: State Street Bank and Trust
         Company

               By regular mail:          By courier or overnight mail:
                                                2 Heritage Drive
                 P.O. Box 8505                    Third Floor
             Boston, MA 02266-8505              Quincy, MA 02171
            Att: Zweig Mutual Funds         Att: Zweig Mutual Funds

        *ENCLOSE your stock certificates.
        *Remember to SIGN both the stock certificates and the letter exactly as the stock certificates are registered.
        *Sales over $10,000 require a SIGNATURE GUARANTEE of the registered owners or your legal representative. Appropriate signature guarantors include: banks and savings associations, credit unions, member firms of a national securities exchange, municipal securities dealers and government securities dealers. See the SAI or call 1-800-272-2700 for assistance.
        *CORPORATE AND FIDUCIARY shareholders selling shares must include the appropriate documentation establishing the authority of the person seeking to act on behalf of the account.

Selling your shares BY TELEPHONE though the Transfer Agent

You may sell your shares by telephone (unless your address of record has been changed within the preceding 15 days).

        *CALL 1-800-272-2700 if your account is registered for telephone redemption privileges and your shares are held at the transfer agent without certificates.

Proceeds will be mailed to the address on the account. If you designated a domestic bank on the application form when you opened your account, you may have redemption proceeds of $1,000 or more wired to the bank. Any change in wire redemption directions requires a signature guarantee from an appropriate guarantor. In order to sell shares on the day you place the order, the transfer agent must receive your instructions to sell before the close of regular trading on the NYSE.

The maximum amount that may be redeemed for joint accounts by telephone is $25,000. Neither the fund, the distributor, nor the transfer agent will be liable for any loss in acting on telephone instructions reasonably believed to be authentic. In the event of a fraudulent telephone redemption, the investor will bear the risk of loss. Because the fund may otherwise be liable for any losses due to unauthorized or fraudulent instructions, reasonable procedures are employed to confirm that instructions given by phone are genuine. These include: requiring a form of personal identification from the caller and recording telephone instructions.
For identification purposes, the transfer agent may require such information as it deems necessary before accepting redemption instructions.

During periods of extremely drastic economic or market changes, it may become difficult to implement a telephone redemption. In the event that you have difficulty reaching the transfer agent at its toll-free number, you should consider sending written redemption instructions in the manner explained above. We reserve the right to refuse telephone redemption requests and to limit their amount or frequency. If, however, we determine not to accept a telephone redemption request, we will seek to advise you promptly of that decision and, to the extent feasible, will communicate that decision by telephone.

Redemptions normally will be made in cash. Redemptions also may be made in kind pursuant to an election under Rule 18f-1 of the Investment Company Act of 1940 (the 1940 Act), as discussed more fully in the SAI. Rights of redemption may be suspended if the NYSE is closed, other than customary weekend or holiday closings, or for such other periods as the Securities and Exchange Commission has permitted.

REINSTATEMENT PRIVILEGE. If you have made a partial or complete redemption of shares, you may reinvest all or part of the redemption proceeds and receive a pro rata credit for any CDSC or initial sales charge paid, provided the reinvestment is made within 30 days after the redemption. You may exercise this privilege only once a year.

SYSTEMATIC CASH WITHDRAWAL PROGRAMS. If your account has $5,000 or more, you may set up a program to receive a specific amount in cash either monthly or quarterly. Contact your investment professional or complete the application form in this prospectus. Under these programs, all distributions must be reinvested. Purchasing additional shares while receiving payments under these programs ordinarily will be disadvantageous because of sales charges. Shares redeemed may be subject to a CDSC. We may modify or terminate these programs at any time.

MINIMUM ACCOUNT SIZE. If your account balance falls below $1,000 as a result of redeeming shares, you may be given 60 days' notice to reestablish the minimum balance. If you do not increase your balance, we reserve the right to close your account and send the proceeds to you. Your shares will be redeemed at the net asset value on the day your account is closed. We normally will not close an account maintained in connection with a tax-deferred retirement plan.

EXCHANGE PRIVILEGE
You can exchange shares of the fund for shares of the same class of another Zweig Mutual Fund at their respective net asset values (except that Class A Shares of Zweig Cash Fund purchased without a sales charge are exchangeable at net asset value plus the applicable sales charge). All exchanges are effected as of the close of regular trading on the NYSE. You can exchange shares either through your investment professional or, if the shares are registered in your name, through the transfer agent. You may exchange through the transfer agent by mail, telephone, or systematically on the 15th day of each month or quarter (see the application form in this Prospectus).

Each exchange is a sale of shares of the fund and a purchase of the same class of shares of another fund. An exchange may produce a gain or a loss for tax purposes, and is subject to the terms and conditions applicable to telephone redemptions and the minimum investment requirement of each fund. We reserve the right to reject any exchange request, or to modify or terminate exchange privileges upon 60 days' written notice to shareholders.


NET ASSET VALUE
The fund determines the net asset value of each class of its shares on each day that the NYSE is open. Net asset values are calculated as of the close of regular trading on the NYSE.

We value portfolio securities at market value when quotations are readily available. We value securities for which market quotations are not readily available at fair value as determined using procedures determined by the Board of Trustees. We value foreign forward currency contracts using forward currency exchange rates supplied by a quotation service. We value short-term obligations having a remaining maturity of 60 days or less at amortized cost (which approximates market value).

DISTRIBUTIONS AND TAXES
Dividends from net investment income and distributions from net realized capital gains will be paid at least annually.

Distributions are declared separately for each class of shares of the fund. Distributions will be reinvested at net asset value unless you elect to receive distributions in cash. Shareholders who have elected to receive distributions in cash but whose accounts had two consecutive mailings returned as "undeliverable", will automatically have their future distributions reinvested at net asset value.

Because Class B and Class C Shares have higher 12b-1 fees, dividends on Class A Shares will be higher than dividends on Class B and Class C Shares. Because Class I Shares have no 12b-1 fees, dividends on Class I Shares will be higher than dividends on Class A Shares.

The fund intends to qualify as a regulated investment company for federal income tax purposes so long as, in management's view, such qualification is in the shareholders' interest. We intend to distribute all of the fund's net investment income and net capital gains so as to be relieved of federal taxes. Distributions of net investment income and short-term capital gains are taxed as dividends. Long-term capital gain distributions are taxed as long-term capital gains. Distributions are taxable when paid, whether taken in cash or reinvested, except that distributions declared in November and December and paid in January are taxable as if paid on December 31st.

You should receive by January 31 of each year, a statement showing the tax status of your distributions for the prior year and the proceeds of your redemptions (including exchanges), if any. When you sell your shares, their tax basis is the total of your cash investments plus all distributions that have been reinvested, less any return of capital distributions. To assist you in determining your tax basis, please keep your year-end account statements with your other tax records.

The foregoing is a summary of certain federal income tax consequences. Be sure to consult your own tax adviser to determine the precise effect of your investment in the fund on your particular tax situation, and any state and local tax consequences.

THE DISTRIBUTOR
Zweig Securities Corp. serves as principal distributor of shares of the fund. At any given time, the distributor may incur expenses in distributing shares of the fund that are in excess of the total payments made by the fund under the Rule 12b-1 Plans for distribution (Class I Shares do not have a Rule 12b-1 Plan). Because there is no requirement that the distributor be reimbursed for all its expenses, or that a plan be continued from year to year, this excess does not constitute a liability of the fund. Although there is no legal obligation for the fund to pay expenses in excess of payments made to the distributor under the plans, if for any reason a plan is terminated, the Board of Trustees will consider the manner in which to treat such expenses. Any cumulative unreimbursed expenses may or may not be recovered through future distribution fees. If the distributor receives any Rule 12b-1 payments in excess of actual distribution expenses, the difference could be viewed as profit to the distributor for that year. Accordingly, the fund's Class A, B, and C Rule 12b-1 Plans are classified as compensation plans.

A service fee equal to 0.25% may be paid to financial services firms, including NASD member firms that have signed agreements for continuous personal service by such firms to investors in the fund. NASD member firms may also be paid a portion of the asset-based sales charges on Class C Shares, so that these dealers receive such reallowances at the following aggregate annual rates: (i) 0.25% commencing from date of purchase for the Class A Shares, (ii) 0.25% commencing one year after purchase for the Class B Shares, and (iii) 0.95% commencing one year after purchase for the Class C Shares.

THE MANAGER AND MANAGEMENT FEE
The investments of the fund are managed by Zweig/Glaser Advisers. The general partners of Zweig/Glaser Advisers are: Glaser Corp., a Delaware corporation controlled by Eugene J. Glaser, and Zweig Management Corp., a Delaware corporation controlled by Dr. Zweig.

The manager's fee is based on the average daily net assets of the fund at the annual rate of 1.00%. The rate is constant and does not diminish with an increase in the net assets of the fund. The management fee is higher than that paid by most funds, but is comparable to the fees paid by mutual funds with similar investment policies.

In addition to managing the fund's investments, Zweig/Glaser Advisers also: makes recommendations with respect to the fund's business affairs; furnishes certain administrative services, office space and equipment; and permits its employees to serve as the officers of the Trust without additional compensation from the fund. All other expenses incurred in the operation of the fund, a detailed list of which appears in the SAI, are borne by the fund.

BROKERAGE TRANSACTIONS. To buy and sell securities for the fund, Zweig/Glaser Advisers may use its broker/dealer affiliates or other firms that sell shares of the fund, provided they have the execution capability and that their commission rates are comparable to those of other unaffiliated broker/dealers.

ORGANIZATION OF THE FUND
The Trust was established as a Massachusetts business trust on September 24, 1984, and reorganized as a Delaware business trust on April 30, 1996. The Board of Trustees directs the management of the business of the Trust. The Board has duties and responsibilities comparable to those of the boards of directors of corporations, not to those of trustees under customary trust principles. The Trustees oversee the Trust's activities, elect the officers of the Trust who are responsible for its day-to-day operations, review contractual arrangements with the companies that provide services to the Trust, and review investment performance.

The Trust, an open-end, diversified, management investment company, has an unlimited number of shares of beneficial interest which, without shareholder approval, may be divided by the Trustees into an unlimited number of funds and classes. Voting rights are based on a shareholder's total dollar interest in a Series and are thus allocated in proportion to the value of each shareholder's investment. Shares vote together on matters that concern the entire Trust, or by individual fund or class when the Board of Trustees determines that the matter affects only the interests of a particular fund or class.

PERFORMANCE INFORMATION
The net asset value of the fund will fluctuate from day to day. This fluctuation reflects the composition of the fund's portfolio, as well as changes in market conditions, company and economic developments, interest rates, and other factors. Performance will reflect our skill in managing the fund's portfolio, the period of time you hold your investment, and the class of shares and its annual operating expenses. When you sell your shares, they may be worth more or less than what you paid for them.

Advertisements for the fund may include:

         MAXIMUM NAV DECLINE since the fund's inception, or for shorter periods.

         TOTAL RETURN for the most recent one-, five- and ten-year periods, and since the inception of a class of shares through the most recent calendar quarter. Total return also may be presented for other periods, or be based on an investment at reduced sales charge levels. TOTAL RETURN DOES NOT INCLUDE THE EFFECT OF TAXES AND DOES NOT PREDICT FUTURE PERFORMANCE.

         YIELD, or the rate of income earned, expressed as a percentage of the fund's share price. We calculate yield according to accounting methods that are standardized for all stock and bond mutual funds. We express yield as an annualized percentage rate based on the share price at the end of the 30-day period. This yield does not reflect gains or losses from selling securities or from transactions in options and futures contracts. Yield accounting methods differ from methods used for other accounting purposes. YIELD FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE.

         We also may include in advertising or marketing materials data from financial and other publications and reference surveys that deal with industry or investment statistics. The SAI lists the principal industry publications.

APPLICATION (DO NOT USE FOR ZWEIG RETIREMENT PLANS OR FOR CLASS I SHARES) FOR APPLICATION ASSISTANCE CALL 1-800-272-2700.

Zweig Foreign Equity Fund

MAIL ALL FORMS AND CHECKS TO:
Zweig Mutual Funds
c/o State Street Bank and
 Trust Company
P.O. Box 8505
Boston, MA 02266-8505

BY COURIER TO:
Zweig Mutual Funds
c/o State Street Bank and
 Trust Company
2 Heritage Drive, 3rd Floor
Quincy, MA 02171

IF YOUR ACCOUNT IS ALREADY ESTABLISHED ENTER THE ACCOUNT NUMBER HERE:

1.       ACCOUNT NAME (CHECK ONLY ONE BOX)

_        INDIVIDUAL OR JOINT OWNERS*


         Your Name (first, middle, last)


         Joint Owner Name (first, middle, last)


         Social Security Number (to be used for tax reporting)

_ GIFT TO MINOR A minor is the beneficial owner of the account with an adult Custodian managing the account until the minor becomes of age, as specified in the Uniform Gifts/Transfers to Minors Act (UGMA/UTMA).
         The Custodian's signature is required for all transactions.


         Custodian Name (first, middle, last)


         Minor Name (first, middle, last)


         Minor Social Security Number   Minor State of Residence

_ TRUST Account is established in accordance with provisions of a trust agreement. The Trustee's or designated agent's signature is required for all transactions.


         Trust Title                                Date of Trust Agreement


         Trustee Name                              Trust Tax ID Number


         Additional Trustee Name
_        CORPORATION OR OTHER ENTITY


         Name

         Tax ID Number                                   Type of entity


         Officer or Partner authorized to act on the account


2.       ADDRESS AND CITIZENSHIP


Street or P.O. Box


City                         State                               Zip Code


Daytime Phone


Evening Phone

Citizenship:      _        U.S. Citizen
                  _        Resident Alien
                  _        Non-Resident Alien:
                                                        Country

Name of Employer


Address

* JOINT TENANCY WITH RIGHT OF SURVIVORSHIP UNLESS YOU RESIDE IN A COMMUNITY PROPERTY STATE OR PREFER OTHERWISE. NOTE: BOTH SIGNATURES WILL BE REQUIRED FOR CHANGES TO AN ACCOUNT WITH JOINT OWNERSHIP.

3. INVESTMENT INFORMATION
Minimum initial investment: $1,000; $250 for IRA and other Retirement Plans, pension and profit sharing plans, custodial accounts under the Uniform Gifts to Minors Act, trust and estate or qualifying group plans. There is no minimum amount for subsequent investments.

ZWEIG FOREIGN EQUITY FUND
         _ Class A          _ Class B          _ Class C

   Investment Amount: $____________________

4. INVESTMENT SOURCE

_ BY CHECK Please make check payable to State Street Bank and Trust Company or to Zweig Foreign Equity Fund. No other check will be accepted
         $

_        BY WIRE Call 1-800-628-0441 for instructions.
         $
         Account No.

5.       DISTRIBUTION OPTION

See Prospectus for details. If box is not checked, all distributions will be reinvested. (CHECK ONLY ONE BOX)

_ All dividends and capital gains reinvested
_ Income dividends in cash, capital gains reinvested
_ All dividends and capital gains paid in cash
_ Income dividends reinvested, capital gains in cash

6.       SHAREHOLDER PRIVILEGES

TELEPHONE EXCHANGE You may use the telephone to make exchanges among any series in the Trust with the same registration. Unless the box below is checked, the telephone service WILL be established. IN THE EVENT OF A FRAUDULENT TELEPHONE REDEMPTION, THE INVESTOR WILL BEAR THE RISK OF LOSS. SEE PROSPECTUS. (Exchanges are processed only in the same class of shares). The minimum exchange is $1,000 if establishing a new account.

_        I do NOT want to make exchanges by telephone.

SYSTEMATIC EXCHANGES You can automatically exchange $100 or more on the same day each month or quarter from one fund account to any other fund accounts on or about the 15th of the month.

_        I/We authorize Zweig Series Trust to exchange $

from               to                          Fund Name              Fund Name
         _ Class A              _ Class B                    _ Class C

beginning with the month of
on a              _        monthly          _        quarterly basis.

TELEPHONE/EXPEDITED REDEMPTION You may redeem shares by telephone. Proceeds will be sent by check to the address of record. If the redemption is by wire ($1,000 minimum for wire redemption), please provide us with bank account information below or attach a voided check to establish this service. Unless the box is checked the telephone service WILL be established.

_        I do NOT want to redeem my shares by telephone or wire.

         WIRE INSTRUCTIONS:
                                    Name of Bank


                                    ABA Number (Federal Routing Number)


                                    Bank Account Number


                                    Name(s) on Bank Account

IN THE EVENT OF A FRAUDULENT TELEPHONE REDEMPTION, THE INVESTOR WILL BEAR THE RISK OF LOSS, SINCE THE TRUST AND ITS AGENTS DISCLAIM LIABILITY FOR ACTING UPON TELEPHONE INSTRUCTIONS REASONABLY BELIEVED TO BE AUTHENTIC. REASONABLE PROCEDURES ARE EMPLOYED TO CONFIRM THAT INSTRUCTIONS GIVEN BY TELEPHONE ARE GENUINE, SUCH AS REQUIRING A FORM OF PERSONAL IDENTIFICATION FROM THE CALLER, PROVIDING WRITTEN CONFIRMATION OF THESE TRANSACTIONS AND RECORDING TELEPHONE INSTRUCTIONS.

SYSTEMATIC CASH WITHDRAWAL PROGRAM You may receive a check monthly or quarterly (minimum $25). There must be a minimum of $5,000 in the fund to initiate this plan. Under this plan dividends and distributions must be reinvested regardless of the option chosen in Section 5, and all shares must be on deposit with State Street Bank and Trust Company, not in certificate form. (Shares redeemed may be subject to a CDSC.) The amount you state will be redeemed or exchanged on or about the 20th of the month.

_I/We authorize Zweig Series Trust to withdraw $_______________from
 Zweig Foreign Equity Fund

_  Class A          _   Class B          _   Class C   beginning with the
                                                       month of________________

on a              _        monthly          _        quarterly basis.

       Please complete "Bank Information" below if you wish to have your withdrawal wired to your bank.
       If you wish to have your check mailed to an address other than the address named in Section 2, complete the next section and sign where indicated.

       -------------------------------------------------------------------------
       Name (first, middle, last)

       -------------------------------------------------------------------------
       Address

       -------------------------------------------------------------------------
       Zip Code                        City                           State

       -------------------------------------------------------------------------
       Signature                                        Signature

AUTOMATIC INVESTMENT PLAN You can automatically move $100 or more (no minimum for IRA and other plans as described in Section 3) from your bank account _ Savings _ Checking into your fund account on any day of the month. Please attach a voided check or deposit slip from your bank account. If your investment is by wire please provide bank information below.

  _I authorize Zweig to make regular investments of $_______________into my account in Zweig Foreign Equity

                  Fund _ Class A _ Class B _ Class C

beginning with the month of ____________on the     day (choose any day from the
1st to the 31st) of each
_month      _quarter

BANK INFORMATION:
NOTE: YOUR BANK MUST BE A MEMBER OF THE AUTOMATED CLEARING HOUSE (ACH). PLEASE CALL YOUR BANK IF YOU ARE UNSURE.

----------------------------------------------------------------------
Name of Bank

----------------------------------------------------------------------
ACH ROUTING NUMBER*

*THIS NINE-DIGIT NUMBER USED TO IDENTIFY YOUR BANK TO THE ACH CAN BE FOUND IN THE LOWER LEFT-HAND CORNER OF YOUR BANK CHECK. IF YOUR ACCOUNT IS WITH A SAVINGS BANK OR CREDIT UNION, YOU MUST CONTACT THE INSTITUTION TO OBTAIN ITS ACH ROUTING NUMBER.


---------------------------------------------------------------------
Name(s) on Bank Account


---------------------------------------------------------------------
Bank Account Number

Check one:
   Checking Account (You must attach a voided check for the above referenced account.)

   Savings Account (Please obtain proper ACH routing information from your bank.)

Passbook savings and money market mutual fund accounts are NOT eligible.

ACTIVATION OF AUTOMATIC INVESTMENT PLAN The Zweig Automatic Investment Plan normally becomes active 15 business days after we receive your application. Your investment may be credited for purchase in Zweig Foreign Equity Fund up to three business days after the date you selected on the application. Establishment of the Automatic Investment Plan may be delayed if proper information is not provided.

ZWEIG SAVINGS PLAN The Trust will send you an invoice each month or quarter in order to make regular investments into the Zweig Foreign Equity Fund. The minimum amount is $100 ($25 for retirement plans). You are under no obligation to make these payments.

_        YES, I want to join the Savings Plan and make regular  investments of
         $               into my account.  Please send me an invoice each
         _ month     _ quarter.

7. LETTER OF INTENTION

You may qualify for a reduced sales charge by electing this item. I agree to the Letter of Intention provisions outlined in the prospectus, and intend to invest over a 13-month period beginning , 19__ (purchase date not more than 90 days prior to this Letter):

_ $50,000 _ $100,000 _ $250,000 _ $500,000 _ $1,000,000

8. DEALERS AND ADVISERS ONLY
If certification below is executed, duplicate statements will be sent to the address indicated below. Please be sure to enter the correct Financial Professional Number and Branch Number.


Financial Professional's Name                    Financial Professional's Number

Dealer/Adviser's Name                            Telephone

Dealer/Adviser's Address                         Branch Number

9. YOUR ACCEPTANCE

ALL REGISTRANTS MUST SIGN. UNTIL A PROPERLY COMPLETED SIGNED APPLICATION HAS BEEN RECEIVED BY STATE STREET BANK AND TRUST COMPANY, NO REDEMPTIONS OR EXCHANGES FROM THE ACCOUNT WILL BE PROCESSED.

         I (we) have full right, authority, and legal capacity and am (are) of legal age in state of residence to purchase shares of the Zweig Foreign Equity Fund. I (we) affirm that I (we) have received the current prospectus of the Zweig Foreign Equity and agree to its terms.

         I (we) agree that State Street Bank and Trust Company, Zweig Series Trust, Zweig Securities Corp., or their officers or employees, will not be liable for any loss, expense or cost for acting upon any instructions or inquiries believed to be genuine.

         I (we) acknowledge that unless I (we) have elected not to have telephone privileges in Section 6 above, the account will be subject to the telephone exchange and redemption privileges described in the current prospectus and agree that the Trust, the distributor and Transfer Agent will not be liable for any loss in acting on written or telephone instructions reasonably believed by them to be authentic.

         Under penalties of perjury, each undersigned certifies that the social security or taxpayer identification number given above is correct and that I
(we) am (are) not subject to backup withholding because I (we) have not been notified that I (we) am (are) subject to backup withholding or that the IRS has notified me (us) that I (we) am (are) no longer subject. Sign below exactly as the account is to be registered (corporations, etc., indicate titles):


Individual or Custodian Name                      Date


Joint Registrant, if any


Officer, Partner, Trustee, etc.                   Date                Title


Officer, Partner, Trustee, etc.                   Date                Title

IMPORTANT:
No investment can be redeemed from an account within 15 days following purchase if an investor purchases shares with a check which has not cleared. This limitation does not apply to investments made by wire transfer. The Internal Revenue Service requires that all taxpayers provide their Taxpayer Identification Number (Social Security Number) in the space provided in Section 1 of the Application and certify to its correctness. Failure by non-exempt taxpayers to furnish State Street Bank with their correct Taxpayer Identification Number WILL result in withholding 31% of all taxable dividends paid to the account and/or withholding on certain other payments to the account (this is referred to as "backup withholding").

CONFIRMATION OF ACCOUNT ESTABLISHMENT - Within a few days after the Application is received by State Street Bank and Trust Company, a confirmation statement(s) showing the account number(s), amount received, shares purchased and price paid per share should be received by the registered shareholder for each Series selected.

SUBSEQUENT PAYMENTS - A new application need not be submitted with additional payments to an existing account if a current Application is on file with State Street Bank and Trust Company. Subsequent purchases should be identified by account number and account registration. This can be accomplished by using the payment stub attached to the statement which you will receive shortly after making an investment.

FOR APPLICATION ASSISTANCE OR RETIREMENT PLAN INFORMATION CALL 1-800-272-2700.

INVESTMENT MANAGER
Zweig/Glaser Advisers
900 Third Avenue
New York, New York 10022-4728

PRINCIPAL DISTRIBUTOR
Zweig Securities Corp.
900 Third Avenue
New York, New York 10022-4728

CUSTODIAN
The Bank of New York
48 Wall Street
New York, New York 10286

TRANSFER AGENT AND DIVIDEND PAYING AGENT
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts 02110

COUNSEL
Shearman & Sterling
599 Lexington Avenue
New York, New York 10022

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
1301 Avenue of the Americas
New York, New York 10019

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE INVESTMENT MANAGER OR THE DISTRIBUTOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                            ZWEIG FOREIGN EQUITY FUND
                                   A Series of
                               ZWEIG SERIES TRUST
                   900 Third Avenue, New York, N.Y. 10022-4728


                       STATEMENT OF ADDITIONAL INFORMATION


      Zweig Foreign Equity Fund (the "Fund"), is a diversified, open-end management investment company organized as a new series of Zweig Series Trust, a Delaware business trust (the "Trust"). The Fund seeks to increase the value of your investment over the long-term (capital appreciation) by investing primarily in foreign stocks, consistent with preserving capital and reducing portfolio exposure to market risk.

       The other Series of the Trust are: Zweig Strategy Fund, Zweig Appreciation Fund, Zweig Growth & Income Fund, Zweig Managed Assets, Zweig Government Fund and Zweig Cash Fund. For a copy of the Statement of Additional Information dated May 1, 1997 for these other Series' call or write the Trust at the telephone number and address printed on this cover page.

      The Fund has a distribution system that allows it to offer investors the option of purchasing shares either subject to a front-end sales charge coupled with a Rule 12b-1 Distribution Plan and service fee ("Class A Shares"); subject to a declining contingent deferred sales charge ( "CDSC" ), a Rule 12b-1 Distribution Plan and a service fee ( "Class B Shares" ); or subject to a one year CDSC, a Rule 12b-1 Distribution Plan and a service fee ( "Class C Shares" ). In addition, Class I Shares, which are not subject to a front-end sales charge, CDSC, Rule 12b-1 Distribution Plan or service fee, are currently available for purchase only from Zweig Securities Corp. by tax-exempt retirement plans of Zweig Securities Corp. and its affiliates and certain institutional investors. The Fund's distribution system is described more fully in the Prospectus under the headings "Choosing Among Classes When Purchasing Shares", "How to Invest in the Fund" and "How to Redeem Your Shares".

     The Fund is designed for long-term investors, including those who wish to use shares of the Fund or another Series of the Trust as a funding vehicle for tax-deferred retirement plans (including tax-qualified retirement plans and Individual Retirement Account (IRA) plans), and not for investors who intend to liquidate their investments after a short period of time.

      Zweig/Glaser Advisers (the "Manager" ) manages the investments of the Fund and Zweig Securities Corp. (the "Distributor" ), an affiliate of the Manager, is the principal distributor of the Fund's shares.

     This Statement of Additional Information, which should be kept for future reference, is not a prospectus. It should be read in conjunction with the Prospectus of the Fund (the "Prospectus" ), dated November 3, 1997, which can be obtained without cost by contacting your financial professional or by calling or writing the Trust at the telephone number and address printed on this cover page. This Statement of Additional Information is intended to provide you with further information about the Fund.


                               Zweig Series Trust
                           (Toll Free 1-800-272-2700)


                                November 3, 1997

TABLE OF CONTENTS                                                                      Page

INVESTMENT OBJECTIVE AND POLICIES.....................................................   3
INVESTMENT RESTRICTIONS...............................................................   7
PURCHASE AND REDEMPTION OF SHARES.....................................................   9
REINSTATEMENT PRIVILEGE ..............................................................   9
EXCHANGE PRIVILEGE ...................................................................  10
INVOLUNTARY REDEMPTIONS...............................................................  10
RETIREMENT PLANS......................................................................  10
NET ASSET VALUE AND TAXES.............................................................  10
TRUSTEES AND OFFICERS OF THE TRUST....................................................  12
INVESTMENT MANAGEMENT AND OTHER SERVICES..............................................  15
      Manager ........................................................................  15
      Distributor.....................................................................  15
      Distribution Plans..............................................................  16
      Custodian, Fund Accounting Agent, Transfer Agent and Dividend Paying Agent......  17
      Independent Accountants.........................................................  17
      Counsel.........................................................................  17
PORTFOLIO TRANSACTIONS AND BROKERAGE..................................................  17
YIELD AND PERFORMANCE INFORMATION.....................................................  18
REGISTRATION STATEMENT................................................................  19

INVESTMENT OBJECTIVE AND POLICIES
         The Fund's investment objective and policies and permitted investments are described in the prospectus under the headings "Investment Objective", "How We Select Countries and Stocks", and "Risk Factors". The investment restrictions that are fundamental policies (see "Investment Restrictions" on page 7) can be changed only by vote of a majority of the outstanding shares of the Fund. A majority for the purpose of changing a fundamental policy is defined as the lesser of either: (a) 67% of the shares represented at a meeting if more than 50% of all shares are represented, or (b) more than 50% of all outstanding shares. If the Fund should change its investment objective, we will notify shareholders 30 days prior to making the change. As stated in the Prospectus, a shareholder's voting rights are based on the shareholder's total dollar interest in a Series and are thus allocated in proportion to the value of each shareholder's investment.
        There can be no assurance that the Fund's investment objective will be achieved. Set forth below is additional information with respect to the investment objective and policies of the Fund and a description of certain financial instruments and techniques utilized by the Fund. The Board of Trustees, which has the primary responsibility for the overall management of the Fund, has determined that, while there are certain risks inherent in some of these, including futures, options, currency exchange contracts and short sales, the Manager has demonstrated its expertise and ability to use these hedging techniques effectively. The flexibility and potential for enhanced long-term performance and risk reduction provided by such investment techniques warrant their use, in the opinion of the Board of Trustees.

FOREIGN SECURITIES
      The Fund may invest in securities of foreign issuers, including equities and non-U.S. dollar-denominated money market securities, and sponsored and unsponsored ADRs, ADSs, EDRs, EDSs, GDRs, and GDSs. Shareholders should consider carefully the substantial risks involved in investing in securities issued by companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments.
         Although the Fund intends to invest only in nations that the Manager considers to have relatively stable and friendly governments, there is the possibility of expropriation, nationalization, repatriation or confiscatory taxation, taxation of income earned in a foreign country and other foreign taxes, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country), default in foreign government securities, political or social instability or diplomatic developments which could affect investments in securities of issuers in those nations. In addition, in many countries there is less publicly available information about issuers than is available for U.S. companies. For example, ownership of unsponsored ADRs may not entitle the owner to financial or other reports from the issuer to which it might otherwise be entitled as the owner of a sponsored ADR. Moreover, foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, and auditing practices and requirements may not be comparable to those applicable to U.S. companies. In many foreign countries, there is less government supervision and regulation of business and industry practices, stock exchanges, brokers and listed companies than in the United States. Foreign securities transactions may also be subject to higher brokerage costs than domestic securities transactions. The foreign securities markets of many of the countries in which the Fund may invest may also be smaller, less liquid and subject to greater price volatility than those in the United States. In addition, the Fund may encounter difficulties or be unable to pursue legal remedies and obtain judgment in foreign courts.
         Foreign stock markets have different clearance and settlement procedures and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in temporary periods when assets of the Fund are uninvested and no return is earned thereon. The inability of the Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Further, the inability to dispose of portfolio securities due to settlement problems could result either in losses because of subsequent declines in the value of the portfolio security or, if the Fund has entered into a contract to sell the security, in possible liability to the purchaser. Fixed commissions on some foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although the Manager will endeavor to achieve the most favorable net results on the Fund's portfolio transactions. It may be more difficult for the Fund's agents to keep currently informed about corporate actions such as stock dividends or other matters that may affect the prices of portfolio securities. Communications between the United States and foreign countries may be less reliable than within the United States, thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Moreover, individual foreign economies may differ favorably or unfavorably from the United States economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. The Manager seeks to mitigate the risks to the Fund associated with the foregoing considerations through diversification and continuous professional management.

REPURCHASE AGREEMENTS
     Repurchase agreements involve purchases of securities by the Fund. In such a transaction, at the time the Fund purchases the security, it simultaneously agrees to resell and redeliver the security to the seller who also simultaneously agrees to buy back the security at a fixed price and time. This assumes a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such transactions afford an opportunity for the Fund to invest temporarily available cash. Repurchase agreements may be considered loans to the seller collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, however, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The manager monitors the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to default or be subject to a bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

OPTIONS
     The Fund may write, sell and purchase put and call options listed on one or more U.S. or foreign securities exchanges, including options on market indices.
     When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as an asset and as an offsetting liability. The amount of the liability is "marked-to-market" daily to reflect the current market value of the option, which is the last sale price on the principal exchange on which such option is traded or, in the absence of a sale, the mean between the latest bid and offering prices. If an option written by the Fund expires, or the Fund enters into a closing purchase transaction, the Fund will realize a gain (or, in the latter case, a loss, if the cost of a closing transaction exceeds the premium received) and the liability related to such option will be extinguished.
     The premium paid by the Fund for the purchase of a put option (its cost) is recorded initially as an investment, the value of which is subsequently adjusted to the current market value of the option. If the current market value of a put option exceeds its premium, the excess represents unrealized appreciation; conversely, if the premium exceeds the current market value, the excess represents unrealized depreciation. The current market value of an option purchased by the Fund equals the option's last sale price on the principal exchange on which it is traded or, in the absence of a sale, the mean between the latest bid and offering prices.
     An option position may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund generally will purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time, and for some options no secondary market on an exchange may exist. In such event, it might not be possible to effect closing transactions in particular options, with the result that the Fund would have to exercise its options in order to realize any profit and would incur transaction costs on the sale of underlying securities pursuant to the exercise of put options. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise.
      Reasons for the absence of a liquid secondary market on an exchange include the following: (a) there may be insufficient interest in trading certain options; (b) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (c) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; (d) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (e) the facilities of an exchange or the Options Clearing Corporation (the "OCC" ) may not at all times be adequate to handle current trading volume; or (f) one or more exchanges might, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

     In addition, there is no assurance that higher-than-anticipated trading activity or other unforeseen events might not, at times, render certain of the facilities of the OCC inadequate, and thereby result in the institution by an exchange of special procedures which may interfere with the timely execution of customers' orders.
      The amount of the premiums which the Fund may pay or receive may be adversely affected as new or existing institutions, including other investment companies, engage in or increase their option purchasing and writing activities.
     In the event of a shortage of the underlying securities deliverable on exercise of a listed option, the OCC has the authority to permit other, generally comparable securities to be delivered in fulfillment of option exercise obligations. If the OCC exercises its discretionary authority to allow such other securities to be delivered, it may also adjust the exercise prices of the affected options by setting different prices at which otherwise ineligible securities may be delivered. As an alternative to permitting such substitute deliveries, the OCC may impose special exercise settlement procedures.
     An option on a securities index is similar to an option on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the chosen index is greater than (in the case of a call option) or less than (in the case of a put option) the exercise price of the option.

FUTURES CONTRACTS
      Upon entering into a futures contract, the Fund will initially be required to deposit with the custodian an amount of initial margin using cash or U.S. Treasury bills. The nature of initial margin in futures transactions is different from that of margin in securities transactions in that futures contract initial margin does not involve the borrowing of funds by customers to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. In addition to initial margin, the Fund is required to deposit cash, liquid debt obligations, liquid equity securities or cash equivalents in an amount equal to the notional value of all long futures contracts, less the initial margin amount, in a segregated account with the custodian to ensure that the use of such futures contracts is not leveraged. If the value of the securities placed in the segregated account declines, additional securities, cash or cash equivalents must be placed in the segregated account so that the value of the account will at least equal the amount of the Fund's commitments with respect to such futures contracts.
     Subsequent payments, called maintenance margin, to and from the broker, will be made on a daily basis as the price of the underlying security fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as marking to the market. For example, when the Fund has purchased a futures contract and the price of the underlying security has risen, that position will have increased in value and the Fund will receive from the broker a maintenance margin payment equal to that increase in value. Conversely, when the Fund has purchased a futures contract and the price of the underlying security has declined, the position would be less valuable and the Fund would be required to make a maintenance margin payment to the broker. At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position which will operate to terminate the Fund's position in the futures contract. A final determination of maintenance margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or a gain.
     While futures contracts based on securities do provide for the delivery and acceptance of securities, such deliveries and acceptances are very seldom made. Generally, the futures contract is terminated by entering into an offsetting transaction. An offsetting transaction for a futures contract sale is effected by the Fund entering into a futures contract purchase for the same aggregate amount of the specific type of financial instrument with the same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Fund immediately is paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sales price, the Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by the Fund entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the Fund realizes a gain, and if the purchase price exceeds the offsetting price, the Fund realizes a loss.
     There are several risks in connection with the use of futures contracts as a hedging device. One risk arises due to the imperfect correlation between movements in the price of the futures contracts and movements in the price of the subject of the hedge. The price of the futures contract may move more than or less than the price of the securities or currency being hedged.
     If the price of the futures contracts moves less than the price of the securities or currency hedged, the hedge will not be fully effective, but, if the price of the securities or currency being hedged has moved in an unfavorable direction, the Fund would be in a better position than if it had not hedged at all. If the price of the securities or currency being hedged has moved in a favorable direction, this advantage will be partially offset by the movement in the price of the futures contract. If the price of the futures contract moves more than the price of the security or currency, the Fund will experience either a loss or gain on the futures which will not be completely offset by movements in the prices of the securities or currency which is the subject of the hedge.

     To compensate for the imperfect correlation of such movements in price, the Fund may buy or sell futures contracts in a greater dollar amount than the dollar amount of the securities or currency being hedged if the historical volatility of the prices of such securities or currency has been greater than the historical volatility of the futures contracts. Conversely, the Fund may buy or sell fewer futures contracts if the historical volatility of the price of the securities or currency being hedged is less than the historical volatility of the futures contracts.
     It is also possible that, where the Fund has sold futures to hedge its portfolio against a decline in the market, the market may advance and the value of securities held in the Fund's portfolio may decline. If this occurred, the Fund would lose money on the futures contracts and also experience a decline in value in its portfolio securities. However, while this could occur for a very brief period or to a very small degree, over time the value of a diversified portfolio will tend to move in the same direction as the futures contracts.
   Where futures are purchased to hedge against a possible increase in the cost of securities before the Fund is able to invest its cash (or cash equivalents) in an orderly fashion, it is possible that the market may decline instead; if the Fund then concludes not to invest in the relevant securities at that time because of concern as to possible further market decline or for other reasons, the Fund will realize a loss on the futures contract that is not offset by a reduction in the price of securities purchased.
     Another risk arises because the market prices of futures contracts may be affected by certain factors. First, all participants in the futures market are subject to initial margin and maintenance margin requirements. Rather than meeting maintenance margin requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the debt securities and futures markets. Second, from the point of view of speculators, the margin requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions.
     Due to the possibility of price distortion in the futures market and because of the imperfect correlation between movements in securities and movements in the prices of futures contracts, a correct forecast of interest rate trends by the Manager may still not result in a successful hedging transaction over a very short period of time.
     The hours of trading for futures contracts may not conform to the hours during which the underlying securities are traded. To the extent that the futures contracts markets close after the markets for the underlying securities, significant price movements can take place in the futures contracts markets that cannot be reflected in the markets of the underlying securities.
     Positions in futures contracts may be closed out only on an exchange or board of trade which provides a secondary market for such futures. Although the Fund intends to purchase or sell futures only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures position and, in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of maintenance margin. However, in the event futures contracts have been used to hedge portfolio securities, such securities will not be sold until the futures contracts can be terminated. In such circumstances, an increase in the price of the securities, if any, may partially or completely offset losses on the futures contract. However, as described above, there is no guarantee that the price of the securities will, in fact, correlate with the price movements in the futures contract and thus provide an offset to losses on a futures contract.
     Successful use of futures contracts by the Fund is also subject to the Manager's ability to correctly predict movements in the direction of interest rates and other factors affecting markets for securities. For example, if the Fund has hedged against the possibility of an increase in interest rates which would adversely affect securities held in its portfolio and prices of such securities increase instead, the Fund will lose part or all of the benefit of the increased value of its securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet maintenance margin requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

INVESTMENT COMPANIES
     Investments by the Fund in investment companies will be effected by independent investment managers, and the Fund will have no control over the investment management, custodial arrangements or operations of any investments made by such investment managers. Some of the funds in which the Fund may invest could also incur more risks than would be the case for direct investments. For example, they may engage in investment practices that entail greater risks or invest in companies whose securities and other investments are more volatile. In addition, the funds in which the Fund invests may or may not have the same fundamental investment limitations as those of the Fund itself. While a potential benefit of investing in closed-end investment companies would be to realize value from a decrease in the discount from net asset value at which some closed-end funds trade, there is also the potential that such discount could grow, rather than decrease.
     By investing in investment companies indirectly through the Fund, a shareholder of the Fund will bear not only a proportionate share of the expenses of the Fund (including operating costs and investment advisory and administrative fees) but also, indirectly, similar expenses of the investment companies in which the Fund invests.

A shareholder may also indirectly bear expenses paid by investment companies in which the Fund invests related to the distribution of such investment companies' shares. Some of the open-end investment companies in which the Fund may invest may limit the ability of shareholders (including the Fund) to redeem their shares.
    Current law prohibits the Fund from (i) owning more than 3% of the voting securities of any one investment company; (ii) investing more than 5% of its assets in the securities of any one investment company; or (iii) investing more than 10% of its assets in securities issued by investment companies. The Fund is also prohibited from owning more than 10% of the voting securities of a registered closed-end investment company. If the investment securities of another investment company were the only investment securities held by the Fund, these restrictions would not apply to the Fund. The Fund may also invest in other investment companies to facilitate the implementation of a master-feeder structure.


OPTIONS ON FUTURES CONTRACTS
     The Fund is required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those applicable to interest rate futures contracts described above, and, in addition, net option premiums are included as initial margin deposits. As with options on debt securities, the writer of an option on a futures contract may terminate his position by selling or purchasing an option of the same series. The ability to establish and close out positions on such options is subject to the existence of a liquid secondary market. The Fund will not purchase options on futures contracts on any exchange unless and until, in the Manager's opinion, the market for such options is sufficiently liquid that the risks in connection with options on futures contracts are not greater than the risks in connection with futures contracts.
     Compared to the purchase or sale of futures contracts, the purchase of options on futures contracts involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the use of an option on a futures contract would result in a loss to the Fund when the use of a futures contract would not. Writing an option on a futures contract involves risks similar to those arising in the sale of futures contracts, as described above.
     In purchasing and selling futures contracts and in purchasing options on futures contracts, the Fund will comply with rules and interpretations of the Commodity Futures Trading Commission ( "CFTC" ) under which it is exempted from regulation as a commodity pool operator. The CFTC regulations which exempt the Fund from regulation as a commodity pool operator require, among other things,
(i) that futures and related options be used solely for bona fide hedging purposes, as defined in CFTC regulations or, alternatively, with respect to each long futures or options position, the Fund will ensure that the underlying commodity value of such contract does not exceed the sum of segregated cash or money market instruments, margin deposits on such contracts, cash proceeds from investments due in 30 days and accrued profits on such contracts held by the commodity broker, and (ii) that the Fund not enter into futures and related options for which the aggregate initial margin and premiums exceed 5% of the fair market value of the Fund's total assets. There is no other limitation on the percentage of the Fund's assets that may be invested in futures and related options. The Internal Revenue Code's requirements for qualification as a regulated investment company may limit the extent to which the Fund can engage in futures transactions.

New financial products and risk management techniques continue to be developed and the Fund may use these new investments and techniques to the extent consistent with its investment objective and policies.

INVESTMENT RESTRICTIONS
     The investment restrictions set forth below are fundamental policies of the Fund, which cannot be changed without the approval of the holders of a majority of the outstanding voting securities of the Fund as defined in the Investment Company Act of 1940, as amended (the "1940 Act" ) as the lesser of: (1) 67% or more of the Fund's voting securities present at a meeting of shareholders, if the holders of more than 50% of the Fund's outstanding voting securities are present in person or by proxy, or (2) more than 50% of the Fund's outstanding voting securities. However, these policies may be modified by the Trustees, in their discretion, without shareholder approval, to the extent necessary to facilitate the implementation of a master-feeder structure for the Fund (I.E., a structure under which the Fund acts as a feeder and invests all of its assets in a single pooled master fund with substantially the same investment objectives and policies). Unless otherwise indicated, all percentage limitations apply to the Fund on an individual basis, and apply only at the time an investment is made; a later increase or decrease in percentage resulting from changes in values or net assets will not be deemed to be an investment that is contrary to these restrictions. Pursuant to such restrictions and policies, except as stated above with respect to a master-feeder structure, the Fund may not:
     1. Purchase the securities of issuers conducting their principal business activities in the same industry if immediately after such purchase the value of its investments in such industry would be 25% or more of the value of the total assets of the Fund (there is no such limitation with respect to obligations of the U.S. Government, its agencies and instrumentalities or with respect to investments in other investment companies complying with such policy);

     2. With respect to 75% of the Fund's assets, purchase the securities of any one issuer, if immediately after such purchase (i) more than 5% of the value of the total assets of the Fund would be invested in such issuer or (ii) the Fund would own more than 10% of the outstanding voting securities of such issuer (such limitations do not apply to securities issued by the U.S. Government, its agencies or instrumentalities or with respect to investments in other investment companies complying with such policy);
     3. Invest in real estate or real estate mortgage loans, interests in oil, gas and/or mineral exploration or development programs, provided that this limitation shall not prohibit the purchase of securities issued by companies, that invest in real estate or interests therein, including real estate investment trusts;
     4. Make loans, except that this restriction shall not prohibit the purchase and holding of a portion of an issue of publicly distributed debt securities, the lending of portfolio securities (if the aggregate value of the loaned securities does not at any time exceed one-third of the total assets of the
Fund), or the entry into repurchase agreements;
     5. Issue "senior securities," except as permitted under the Investment Company Act of 1940;
     6. Act as an underwriter, except that the Fund may technically be deemed an underwriter under the Securities Act of 1933, as amended (the "1933 Act" ), in a registration under such Act necessary to resell certain restricted securities;
     7. Invest in commodities or commodity contracts, except as described in the Prospectus or purchase or sell physical commodities unless acquired as a result of ownership of securities, provided that this limitation shall not prevent the Fund from purchasing and selling options and futures contracts; and
     8. May not borrow amounts in excess of 20% of its total assets taken at cost or at market value, whichever is lower, and then only from banks as a temporary measure for extraordinary or emergency purposes. If such borrowings exceed 5% of the Fund's total assets, the Fund will make no further investments until such borrowing is repaid. It is the current intention of the Fund not to borrow money in excess of 5% of its assets. The Fund may pledge up to 10% of its total assets as security for such borrowing. For purposes of these restrictions, the deposit of initial or maintenance margin in connection with futures contracts will not be deemed to be a pledge of the Fund's assets.

NON-FUNDAMENTAL RESTRICTIONS
     The investment restrictions set forth below are other investment policies of the Fund that are non-fundamental that can be changed by the Board of Trustees without a shareholder vote. Pursuant to such restrictions and policies, the Fund may not:
     9. Borrow money, except from banks for temporary purposes in an amount up to 10% of the value of the Fund's total assets. The Fund may only pledge its assets in an amount up to 10% of the value of its total assets, and then only to secure such borrowings. The Fund will borrow money only to accommodate requests for the redemption of shares to effect an orderly liquidation of portfolio securities or to clear securities transactions and not for leveraging purposes; accordingly, it is anticipated that any such borrowing will be repaid before additional investments are made. The Fund currently does not intend to borrow money to an extent exceeding 5% of its total assets.
    10. Purchase securities of any other investment company, except (i) by purchase in the open market involving only customary brokers' commissions, (ii) in connection with a merger, consolidation, reorganization or acquisition of assets, or (iii) as otherwise permitted by applicable law;
    11. Make investments in securities for the purpose of exercising control over or management of the issuer;
    12. Participate on a joint or a joint and several basis in any trading account in securities. (The bunching of orders of two or more Series of Zweig Series Trust, or one or more Series of Zweig Series Trust and of other accounts under the investment management of the Manager or its affiliates, for the sale or purchase of portfolio securities shall not be considered participation in a joint securities trading account);
     13. Purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions and initial and variation margin payments in connection with transactions in futures contracts and options contracts;
     14. Sell securities short, except as described in the Prospectus and in accordance with the following:
         When the Fund makes a short sale, the proceeds will be retained by the broker until the Fund replaces the borrowed security. The Fund may, but will not necessarily, receive interest on such proceeds. In order to deliver the security to the buyer, the Fund must arrange through a broker to borrow the security and, in so doing, the Fund will become obligated to replace the security borrowed at its market price at the time of replacement, whatever that price may be. The Fund may have to pay a premium to borrow the security. The Fund must pay to the broker any dividends or interest payable on the security until the Fund replaces the security.
         The Fund's obligation to replace the security borrowed in connection with a short sale will be secured by the proceeds from the short sale retained by the broker. In addition, the Fund will be required to deposit cash or liquid securities as collateral in a segregated account with a custodian in an amount such that the value of the proceeds and the collateral deposit is at all times equal to at least 100% of the current market value of the securities sold short. The Fund will receive the interest and/or dividends accruing on any liquid securities held as collateral in the segregated account with the custodian. The proceeds and the collateral deposit do not necessarily limit the Fund's potential loss on a short sale, which may exceed the entire amount of the proceeds and collateral deposit.
         If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss, and if the price declines during this period, the Fund will realize a short-term capital gain. Any realized short-term capital gain will be decreased, and any incurred loss increased, by the amount of transaction costs and any premium, dividend or interest which the Fund may have to pay in connection with such short sale;

     15. Purchase the securities of an issuer if, to the Manager's knowledge, one or more of the trustees or officers of the Trust or the officers of the Manager individually own beneficially more than 1/2 of 1% of the outstanding securities of such issuer and together such trustees and officers owning more than 1/2 of 1% own beneficially more than 5% of such securities;
     16. Purchase securities which are not readily marketable, such as certain securities which are subject to legal or contractual restrictions on resale or securities which are otherwise illiquid including non-marketable securities and repurchase agreements having more than seven days remaining to maturity, if, as a result, more than 15% of the Fund's net assets would consist of such securities;
     17. Invest more than 2% of its net assets in warrants valued at the lower of cost or market (other than those that have been acquired in units or attached to other securities); and
     18. The Fund may lend its portfolio securities to a limited extent. Such loans entitle the Fund to cash collateral, and the extra cash thus obtained may be invested in short-term, interest-bearing securities. The Fund may make such loans only to brokers or dealers who are members of the New York Stock Exchange ( NYSE ), or who have net capital, under the rules and regulations applicable to such broker or dealer, of at least $10,000,000. Such loans will not be made against less than 100% cash collateral, and the borrower will be required to maintain the collateral at 100% of the market value (marked-to-market daily) of the securities on loan. Loans will be made only if: (1) the Fund retains the right to obtain any dividend, interest or other distribution benefits on the securities and any increase in their market value; and (2) the Fund is able to terminate the loan at any time (such right of termination will be exercised, among other things, to obtain the return of the securities on loan for the purpose of voting on any matters considered material by the Fund's management). It is the current intention of the Fund not to engage in such activities to an extent in excess of 5% of the value of the Fund's total assets.


PURCHASE AND REDEMPTION OF SHARES
         Reference is made to the materials in the Prospectus under the headings "Choosing Among Classes When Purchasing Shares", "How to Invest in the Fund" and "How to Redeem Your Shares", which describe the methods of purchase and redemption of Fund shares.
         If you invest through an investment dealer or agent, that firm may have its own service features, transaction charges and fees. This SAI and the accompanying prospectus should be read in conjunction with such firms' material regarding their fees and services. If you wish us to refer you to an investment professional, call us at 1-800-272-2700. Investment professionals receive compensation for providing investment advice, and such compensation differs for selling shares of different classes of the Fund.
       No stock certificates will be issued unless specifically requested in writing by an investor. Instead, an account will be established for each investor and all shares purchased or received, including those obtained through reinvestment of distributions, will be registered on the books of the Fund and credited to such account.
       If the Board of Trustees should determine that it is advisable in the interest of the remaining shareholders of the Fund or Class to make payment wholly or partly in cash, the Fund may pay redemption proceeds in whole or in part by a distribution in kind of securities from the portfolio of the Fund, in lieu of cash, in conformity with the applicable rules of the Commission. If shares are redeemed in kind, the redeeming shareholder might incur brokerage costs in converting the assets into cash. Where the Fund makes a redemption in kind, such redemption will be made in readily marketable securities whose value is easily ascertainable. The method of valuing portfolio securities for this purpose is as described under "Net Asset Value and Taxes." The Fund has, however, elected to be governed by Rule 18f-1 under the 1940 Act pursuant to which it is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of its net assets during any 90-day period for any one shareholder.


REINSTATEMENT PRIVILEGE
     Reinvestment of redemption proceeds under the reinstatement privilege described in the prospectus will be made at the net asset value next determined after receipt of the reinstatement order.
         If the shareholder has realized a gain on the redemption, the transaction is taxable and reinvestment will not alter any capital gains tax payable. If there has been a loss on the redemption, some or all of the loss may not be allowed as a tax deduction depending on the amount reinvested.

         For purposes of determining the amount of CDSC payable on any subsequent redemptions, the purchase payment made through exercise of the reinvestment privilege will be deemed to have been made at the time of the initial purchase (rather than at the time the reinvestment was effected).


EXCHANGE PRIVILEGE
     Participating securities dealers who have signed a Selling Agreement with the Distributor may exchange their clients' shares in the Fund with other Series' of the Trust by telephone.
      The minimum value of any class of shares that may be exchanged into another Series in which shares are not already held is $1,000 and no exchange out of another Series (other than by a complete exchange of all the shares of that Series) may be made if it would reduce the shareholder's interest in that Series to less than $1,000.
      The Trust reserves the right at any time to modify or terminate the exchange privilege with respect to one or more Series or classes of shares, if the Board of Trustees determines that continuing the privilege may be detrimental to shareholders.

INVOLUNTARY REDEMPTIONS
     As with voluntary redemptions, an involuntary redemption may result in the payment of a tax by the shareholder. (See "Distributions and Taxes" in the Prospectus.)

RETIREMENT PLANS
      Shares may be purchased in connection with all types of tax-deferred retirement plans. Shares of one or more Series may be purchased in a single application establishing a single plan account.
      The minimum initial investment in connection with tax-deferred retirement plans is $250 and the minimum may be waived on payments made directly to the Transfer Agent. There is no minimum for additional purchase payments for tax-deferred retirement plans.

      Class A Shares of the Fund are made available to Merrill Lynch Daily K Plan (the "Plan") participants at NAV without an initial sales charge if: (i) the Plan is recordkept on a daily valuation basis by Merrill Lynch and, on the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement, the Plan has $3 million or more in assets invested in broker/dealer funds not advised or managed by Merrill Lynch Asset Management, L.P. ("MLAM") that are made available pursuant to a Service Agreement between Merrill Lynch and the fund's principal underwriter or distributor and in funds advised or managed by MLAM (collectively, the "Applicable Investments"); (ii) the Plan is recordkept on a daily valuation basis by an independent recordkeeper whose services are provided through a contract or alliance arrangement with Merrill Lynch, and on the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement, the Plan has $3 million or more in assets, excluding money market funds, invested in Applicable Investments; or (iii) the Plan has 500 or more eligible employees, as determined by Merrill Lynch plan conversion manager, on the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. Alternatively, Class B Shares of the Fund are made available to Plan participants at NAV without a CDSC if the Plan conforms with the requirements for eligibility set forth in (I) through (iii) above but either does not meet the $3 million asset threshold or does not have 500 or more eligible employees. Plans recordkept on a daily basis by Merrill Lynch or an independent recordkeeper under a contract with Merrill Lynch that are currently investing in Class B Shares of the Fund convert to Class A Shares once the Plan has reached $5 million invested in Applicable Investments, or after the normal holding period of seven years from the initial date of purchase.

NET ASSET VALUE AND TAXES
     The net asset value per share of each class of shares is determined as of the close of regular trading on the NYSE, on each day that the NYSE is open. The NYSE is closed on the following holidays (or the weekdays on which these holidays are celebrated when they fall on a weekend): New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.
      Shares are entitled to dividends as declared by the Board and, on liquidation of the Fund, are entitled to receive their share of the net assets of the Fund. Shareholders have no preemptive rights. The Trust's fiscal year ends on December 31.
     We subtract the non-class specific liabilities of the Fund from the Fund's assets to determine its total net assets. We then determine each class's proportionate interest in the Fund's net assets. The liabilities attributable to that class, including its distribution fees, are then deducted and the resulting amount is divided by the number of shares of that class outstanding to produce its net asset value per share.

     Stocks, futures and options are valued at the closing prices reported on recognized securities exchanges or if no sale was reported, and for unlisted securities, at the mean between the last-reported bid and asked prices. Forward foreign currency contracts are valued using forward currency exchange rates supplied by a quotation service. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Trustees. Short-term obligations having a remaining maturity of 60 days or less are valued at amortized cost (which approximates market value).


TAX STATUS
     The Fund will be treated as a separate corporation for purposes of the Internal Revenue Code of 1986, as amended (the Code ) (except for purposes of the definitional requirements for regulated investment companies under Code
Section 851(a)). By paying dividends representing its investment company taxable income within the time periods specified in the Code and by meeting certain other requirements, the Fund intends to qualify as a regulated investment company under the Code. Since the Fund will distribute annually its investment company taxable income, net capital gains, and capital gain net income, it will not be subject to income or excise taxes otherwise applicable to undistributed income of a regulated investment company. If the Fund were to fail to distribute all its income and gains, it would be subject to income tax and, in certain circumstances, a 4% excise tax.

TAXATION OF SHAREHOLDERS
     Dividends from net investment income and distributions from net short-term capital gains are taxable to shareholders as ordinary income. Distributions from net long-term capital gains that are properly designated as such are taxable to shareholders as long-term capital gains regardless of the length of time the shares in respect of which such distributions are received have been held. Any loss realized by a shareholder upon the disposition of Fund shares held for six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain during such six-month period.
     Investors who purchase shares shortly before the record date for a distribution will pay a share price that includes the value of the anticipated distribution and will be taxed on the distribution when it is received even though with respect to them the distribution represents in effect a return of a portion of their purchase price. Any loss realized on a sale or exchange of shares will be disallowed if the shares disposed of are replaced within a period of 61 days beginning 30 days before the shares are sold or exchanged. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.
     Individuals and certain other non-exempt payees will be subject to a 31% backup Federal withholding tax on dividends and other distributions from the Fund, as well as on the proceeds of redemptions of the Fund, if the Fund is not provided with the shareholder's correct taxpayer identification number and certification that the shareholder is not subject to such backup withholding, or if the Internal Revenue Service notifies the Fund that the shareholder has failed to report proper interest or dividends. For most individuals, the taxpayer identification number is the taxpayer's social security number.

TAX TREATMENT OF CERTAIN TRANSACTIONS
     In general, and as explained more fully below, if the Fund enters into combinations of investment positions by virtue of which its risk of loss from holding an investment position is reduced on account of one (or more) other positions (i) losses realized on one position may be deferred to the extent of any unrecognized gain on another position and (ii) long-term capital gains or short-term capital losses may be recharacterized, respectively, as short-term gains and long-term losses. Investments in foreign currency denominated instruments or securities may generate, in whole or in part, ordinary income or loss. The Federal income tax treatment of gains and losses realized from transactions involving options on stock or securities entered into by the Fund will be as follows: Gain or loss from a closing transaction with respect to options written by the Fund, or gain from the lapse of any such option, will be treated as short-term capital gain or loss. Gain or loss from the sale of put and call options that the Fund purchases, and loss attributable to the lapse of such options, will be treated as capital gain or loss. The capital gain or loss will be long- or short-term depending on whether or not the affected option has been held for more than one year. For this purpose, an unexercised option will be deemed to have been sold on the date it expired. It should be noted, however, that if a put is acquired at a time when the underlying stock or security has been held for not more than one year, or if shares of the underlying stock or security are acquired while such put is held, any gain on the subsequent exercise, sale or expiration of the put will generally be short-term gain.
     Any regulated futures contract or listed non-equity option held by the Fund at the close of its taxable year will be treated as sold for its fair market value on the last business day of such taxable year. Sixty percent of any gain or loss with respect to such deemed sales, as well as the gain or loss from the termination during the taxable year of the Fund's obligation (or rights) with respect to such contracts by offsetting, by taking or making delivery, by exercise or being exercised, by assignment or being assigned, by lapse, or otherwise, will be treated as long-term capital gain or loss and the remaining forty percent will be treated as short term capital gain or loss. The Fund may make certain elections that modify the above tax treatment with respect to regulated futures contracts or listed non-equity options that are part of a mixed straddle, as defined by the Code.
     The Fund may invest in certain investments that may cause it to realize income prior to the receipt of cash distributions, including securities bearing original issue discount. The level of such investments is not expected to affect the Fund's ability to distribute adequate income to qualify as a regulated investment company.
     Treasury Regulations pursuant to Section 1092 provide for the coordination of the wash sale rules and the short sale rules with the straddle rules. Generally, the wash sale rules prevent the recognition of loss where a position is sold at a loss and a substantially identical position is acquired within a prescribed period. The short sale rules generally prevent the use of short sales to convert short-term capital gain to long-term capital gain and long-term capital loss to short-term capital loss.
     In addition to the Federal income tax consequences described above relating to an investment in the Fund, there may be other Federal, state, local or foreign tax considerations that depend upon the circumstances of each particular investor. Prospective shareholders are therefore urged to consult their tax advisers with respect to the effects of this investment on their specific situations.
     Dividends and interest received by the Fund on foreign securities as well as capital gains realized upon the sale of such securities, may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the U.S. may reduce or eliminate taxes. Foreign taxes paid by the Fund will reduce its dividends. If more than 50% of the value of the Fund's total assets at the end of each quarter of any fiscal year consists of stock or other securities of foreign corporations, the Fund may elect to treat certain foreign taxes paid by it, including withholding taxes, as paid by its shareholder. If the Fund makes this election, the amount of foreign taxes paid by the Fund will be included in the shareholders' pro rata (in addition to taxable distributions actually received by them), and the shareholders would be entitled (a) to credit their share of such taxes against their U.S. federal income taxes (subject to generally applicable limitations), or (b) if they itemize their deductions, to deduct their share of such taxes form their gross income.
     To the extent attributable to fluctuations in foreign currency exchange rates, gains or losses arising from the (i) acquiring or incurring debt denominated in foreign currencies, (ii) accruing receivables or payables denominated in foreign currency prior to receipt or payment, and (iii) disposing of certain options, futures or forward contracts, will be treated as ordinary income or loss rather than capital gain or loss.
     If the Fund purchases the stock of "passive foreign investment companies" ("PFICs"), the Fund will be subject to tax under one of three regimes. Under the default regime, gain on the sale of PFIC stock and certain "excess distributions" are treated as ordinary income and subject to an interest charge. If the PFIC provides certain information and the Fund makes an election, the Fund may elect to include its pro rata share of the PFIC's capital gains and ordinary income currently even if not distributed. In taxable years beginning after December 31, 1997, if the Fund so elects it may mark to market its PFIC shares; any resulting gain will be ordinary income and losses will be ordinary losses to the extent of prior ordinary income.

TRUSTEES AND OFFICERS OF THE TRUST
     The trustees and officers of the Trust and their business affiliations for the past five years are as follows:

Name,Address and Age         Position With the Trust    Principal Occupation During Past 5 Years

JAMES BALOG                  Trustee                    Retired;  Director  and  Member  of the  Audit,  Investment,  Stock
2205 N. Southwinds Blvd.                                Option  and  Compensation  Committees  of  Transatlantic  Holdings,
Vero Beach, FL 32963 (68)                               Inc.(reinsurance);  Director and Member of the Executive  Committee
                                                        of  Elan,  Plc  (pharmaceuticals);   Director  and  Member  of  the
                                                        Executive  and  Investment & Credit  Committees  of Great West Life
                                                        and  Annuity  Insurance  Company;   and  Member  of  the  Technical
                                                        Advisory Board of Galen Partners  (health care).  Former  Director,
                                                        Chairman  of the  Audit  Committee  and  Member  of  the  Executive
                                                        Committee of A.L.  Pharma,  Inc.  (health  care);  Chairman of 1838
                                                        Investment Advisors,  L.P. and Chairman of Lambert Brussels Capital
                                                        Corporation (investments).

                                       12



CLAIRE B. BENENSON           Trustee                    Consultant  on  Financial  Conferences,  The New  School for Social
870 U.N. Plaza                                          Research and Director of The Burnham Fund Inc.  Former  Director of
New York, NY 10017                                      Financial  Conferences  and  Chairman,  Department  of Business and
(78)                                                    Financial  Affairs,  The New School for Social Research,  President
                                                        of the Money  Marketeers of New York  University,  Trustee of Simms
                                                        Global Fund and Director of Zweig Cash Fund, Inc.

S. LELAND DILL               Trustee                    Retired;  Director of Coutts & Co. Trust Holdings Limited, Coutts &
5070 North Ocean Dr.                                    Co.  Group,  Coutts & Co. (USA)  (private  banking),  Trustee of BT
Singer Island, FL 33404                                 Portfolios  and  BT  Investment  Funds.   Former  partner  of  Peat
(66)                                                    Marwick  Mitchell & Co.,  and  Director of Zweig Cash Fund Inc. and
                                                        Vintners International Company, Inc.(winery).

EUGENE J. GLASER*            Chairman,                  President  of  the  Manager  and  President  and  Director  of  the
900 Third Avenue             Chief Executive            Distributor;  President of Euclid Advisors, L.L.C.; Director of The
New York, NY 10022           Officer and Trustee        Zweig Fund, Inc.  Former Director of  Zweig Cash Fund Inc.
(57)

DONALD B. ROMANS             Trustee                    President  of Romans & Company  (private  investors  and  financial
233 East Wacker Dr.                                     consultants);  Director of the Burnham Fund Inc. Former  Consultant
Chicago, IL 60601                                       to and  Executive  Vice  President and Chief  Financial  Officer of
(66)                                                    Bally  Manufacturing  Corporation,  and Director of Zweig Cash Fund
                                                        Inc.

MARTIN E. ZWEIG              President                  Chairman of the  Manager;  Chairman of the Board and  President  of
900 Third Avenue                                        The  Zweig  Total  Return  Fund,  Inc.  and The Zweig  Fund,  Inc.;
New York, NY 10022                                      President and Director of Zweig Total Return Advisors,  Inc., Zweig
(55)                                                    Advisors  Inc.,  Zweig-DiMenna  International  Managers,  Inc., and
                                                        Zweig  Securities  Advisory  Service,  Inc.;  Consultant to (former
                                                        Co-Chairman  of Research  of) Avatar  Investors  Associates  Corp.;
                                                        Managing  Director of the Managing General Partner of Zweig-DiMenna
                                                        Partners,  L.P.  and  Zweig-DiMenna  Special  Opportunities,  L.P.;
                                                        President  and  Director of Gotham  Advisors,  Inc. and Chairman of
                                                        Euclid  Advisors,  L.L.C.;  Member of the  Undergraduate  Executive
                                                        Board of the Wharton  School,  University of  Pennsylvania.  Former
                                                        President  of Zweig  Cash Fund Inc.  and  General  Partner of Zweig
                                                        Katzen Investors, L.P.
DAVID KATZEN                 Senior Vice President      Senior Vice  President  of the Manager;  Vice  President of Zweig
900 Third Avenue                                        Advisors Inc. and Executive  Vice  President of Euclid  Advisors,
New York, NY 10022                                      Inc.  Former   Director  of   Quantitative   Research  at  Avatar
(39)                                                    Investors  Associates  Corp.;  Director  of Equity  Research  for
                                                        Zweig Total Return  Advisors,  Inc.;  Research  Director of Zweig
                                                        Advisors Inc. and Vice President of the Zweig Fund,  Inc. and ZZK
                                                        Management, Inc.

BARRY MANDINACH              First Vice President       Executive  Vice  President  of  the  Distributor  and  Senior  Vice
900 Third Avenue                                        President of the Manager.
New York, NY 10022
(41)


                                       13


CARLTON NEEL              First Vice President        First Vice  President  of the  Manager.  Former Vice  President  of
900 Third Avenue                                      J.P. Morgan & Co., Inc.
New York, NY 10022
(29)

ALFRED J. RATCLIFFE       First Vice President,       First Vice  President of the Manager.  Former Vice President of The
900 Third Avenue          Treasurer, Principal        Bank of New York.
New York, NY  10022       Accounting Officer
(50)                      and Assistant Secretary

CHARLES I. LEONE          First Vice President       First Vice President and Chief Financial  Officer of the Manager and
900 Third Avenue          and Assistant Secretary    First  Vice  President,   Chief  Financial   Officer  and  Assistant
New York, NY 10022                                   Secretary of the Distributor.  Former  Assistant  Treasurer of Zweig
(36)                                                 Cash Fund Inc.

ANNEMARIE GILLY           Vice President             First Vice  President  of the  Manager and the  Distributor.  Former
900 Third Avenue                                     Vice  President  of  Concord  Financial  Group  and  Executive  Vice
New York, NY 10022                                   President and Chief  Operating  Officer of The Gabelli Equity Trust,
(46)                                                 Inc.

JEFFREY LAZAR             Vice President             Vice  President and Treasurer of The Zweig Fund,  Inc. and The Zweig
900 Third Avenue                                     Total Return Fund, Inc.; Vice President,  Treasurer and Secretary of
New York, NY 10022                                   Zweig Advisors Inc. and Zweig Total Return Advisors, Inc.
(38)
MARC BALTUCH              Secretary                  First  Vice  President  of  the  Manager;   First  Vice   President,
900 Third Avenue                                     Director,   Chief   Compliance   Officer   and   Secretary   of  the
New York, NY 10022                                   Distributor.;  Director and Vice President of Watermark  Securities,
(52)                                                 Inc. and Assistant  Secretary of Gotham Advisors,  Inc., Zweig Total
                                                     Return  Advisors,  Inc. and Zweig Advisors Inc. Former  Secretary of
                                                     Zweig Cash Fund Inc.
TOM DISBROW               Assistant Vice             Assistant Vice President of the Manager
900 Third Avenue          President and
New York, NY 10022        Assistant Treasurer
(31)

BETH ABRAHAM              Assistant Vice             Assistant  Vice  President  of the  Manager. Former self-employed
900 Third Avenue          President                  consultant to the mutual fund industry.
New York, NY 10022
(41)

RHONDA LEE BERZNER        Assistant Vice             Senior Research Analyst for the Manager.
900 Third Avenue          President
New York, NY 10022
 (32)

*DESIGNATES A TRUSTEE WHO IS AN  INTERESTED PERSON  OF THE TRUST WITHIN THE
 MEANING OF THE 1940 ACT.

     Set forth below is a table showing the compensation of the Board of
Trustees:

                                                                          Total Compensation from the
                                    Aggregate Compensation from the       Trust paid to the Trustees
Name of Person, Position                         Trust
James Balog, Trustee**                          $ 8,500                             $ 8,500
Claire B. Benenson, Trustee                      17,000                              17,000
S. Leland Dill, Trustee                          17,000                              17,000
Eugene J. Glaser, Chairman, Chief                     0                                   0
Executive Officer and Trustee
Donald B. Romans, Trustee                        17,000                              17,000
**Effective May 1, 1997.

     Those trustees and officers of the Trust who are affiliated with the Distributor or the Manager are not separately compensated for their services as trustees or officers of the Trust. The Trust currently pays each of its disinterested trustees a fee of $5,000 per year, plus $1,500 per meeting attended ($500 per phone meeting) and reimburses their expenses for attendance at meetings, all of which is prorated on the basis of the assets of each Series. In addition, each such trustee receives a fee of $1,000 per year from each Series. For the fiscal year ended December 31, 1996, the fees and expenses of disinterested trustees, as a group, were $69,749. As of July 7, 1997, except for Dr. Zweig, Eugene J. Glaser and David Katzen, the trustees and officers of the Trust, as a group, owned less than 1% of any Class of any Series of the Trust.
      Trustees may be removed from office at any meeting of shareholders by a vote of two-thirds of the outstanding shares of the Trust. Except as set forth above, the trustees shall continue to hold office and may appoint their successors.

INVESTMENT  MANAGEMENT AND  OTHER  SERVICES MANAGER
         The Fund and the Manager entered into a management agreement, dated October 9, 1997 (the "Management Agreement" ), pursuant to which the Manager reviews the portfolio of securities and investments of Fund and advises and assists the Fund with respect to the selection, acquisition, holding or disposal of securities. In addition to managing the investments, the Manager also makes recommendations with respect to other aspects and affairs of the Fund. The Manager also furnishes the Trust with certain administrative services, office space and equipment, and permits its officers and employees who may be elected trustees or officers of the Trust to serve in the capacities to which they are elected without additional compensation from the Trust. All other expenses incurred in the operation of the Fund are borne by the Fund, including: interest, taxes, fees and commissions of every kind; expenses of issue, repurchase or redemption of shares; costs of registering or qualifying shares for sale (including printing costs, legal fees and other expenses relating to the preparation and filing of the Fund's registration statement with the appropriate regulatory authorities and the production and filing of the Fund's prospectus); costs of insurance; association membership dues; all charges of custodians, including fees as custodian, escrow agent, and fees for keeping books and performing portfolio valuations; all charges of transfer agents, registrars, pricing services, independent accountants and legal counsel; expenses of preparing, printing and distributing prospectuses and all proxy materials, reports and notices to shareholders; expenses of distribution of shares pursuant to Rule 12b-1 Plans; out-of-pocket expenses of trustees; fees of trustees who are not "affiliated persons" as defined in the 1940 Act; and all other costs incident to the Trust's existence as a business trust. The distributor purchases copies of the Fund's prospectus and shareholder reports used for sales purposes at printer's overrun cost.
     The Management Agreement will continue in effect from year to year if specifically approved annually by a majority of the Board of Trustees who are not parties to such contract or interested persons of any such party. The Management Agreement may be terminated without penalty by either of the parties on 60 days' written notice and must terminate in the event of its assignment.

     The Management Agreement provides that the Manager is liable only for its acts or omissions caused by its willful misfeasance, bad faith, or gross negligence in the performance of its duties or reckless disregard of its obligations under the Management Agreement. The Management Agreement permits the Manager to render services to others and to engage in other activities.
     The Fund pays the Manager for its services pursuant to the Management Agreement a monthly fee at the annual rate of 1.00% of the average daily net assets of the Fund.
     Until April 30, 1998 the fee of the Fund will be reduced, or the Manager will reimburse the Fund (up to the amount of its fee), by an amount necessary to prevent the total expenses of the Fund (excluding taxes, interest, brokerage commissions or transaction costs, certain distribution fees, certain custodial expenses and extraordinary expenses) from exceeding 1.5% of the Fund's average net assets.
     The Manager may draw upon the resources of the Distributor and its qualified affiliates in rendering its services to the Fund. The Distributor or its affiliates may provide the Manager (without charge to the Fund) with investment information and recommendations that may serve as the principal basis for investment decisions with respect to the Fund or to certain Series of the Trust.
     The Manager has adopted a Code of Ethics (the "Code") that requires all persons subject to the Code to pre-clear any proposed non-exempt personal securities transaction. Permission for any proposed transaction will be granted provided it is determined that such would not negatively impact activity in client accounts. In the event that a client of Manager's affiliates also owns such security, or it is proposed that such client purchase such security, available investments or opportunities for sales will be allocated in a manner deemed to be equitable by the Manager.

DISTRIBUTOR
     Pursuant to its Distribution Agreement with the Trust (the "Distribution Agreement"), Zweig Securities Corp. acts as distributor of the Trust's shares and receives, with respect to Class A Shares, a front-end sales commission, as described in the Prospectus under "Choosing Among Classes When Purchasing Shares"; and a 1% CDSC which may apply on redemptions within 18 months of purchases not subject to a sales charge; with respect to Class B Shares, the Distributor receives a declining CDSC ranging from 5% to 1% of the gross proceeds of a redemption of shares held for less than six years; and, with respect to Class C Shares, the Distributor receives a CDSC of 1.25% of the gross proceeds of a redemption of shares held for less than one year. The Distributor also is compensated under the Rule 12b-1 distribution plans as described more fully below. The continuance and amendment of the Distribution Agreement was last approved by the Trustees on June 26, 1997.
     The Distributor may reallow amounts in excess of the sales concessions listed in the Prospectus, and pay certain costs, to dealers who provide additional services and special assistance in selling shares of the Trust. These additional services and special assistance result in payments that currently amount to 15 basis points.

DISTRIBUTION PLANS
     The Trust has adopted a distribution plan for each class of shares of each Series, including the Fund, except Class I Shares (i.e., a plan for the Class A and C Shares and a plan for the Class B Shares; collectively the "Plans") in accordance with Rule 12b-1 under the Act, to compensate the Distributor for the services it provides and for the expenses it bears under the Distribution Agreement. Each class of shares of each Series (other than Class I Shares) pays a service fee at a rate of 0.25% per annum of the average daily net assets of such class of the Series and a distribution fee based on average daily net assets at the following rates: for Class A Shares of all Series - 0.05% per annum; for Class B Shares of all Series - 0.75% per annum; for Class C Shares - 0.75% per annum for Zweig Appreciation Fund, Zweig Strategy Fund, Zweig Managed Assets, Zweig Growth & Income Fund and Zweig Foreign Equity Fund; 0.50% per annum for Zweig Government Fund and 0.05% per annum for Zweig Cash Fund.
      The CDSC will be waived under certain circumstances described in the Prospectus. In addition, the CDSC will be waived on redemptions of shares by employee benefit plans for the benefit of employees of the Distributor and its affiliates.
       A report of the amounts expended under the Plans must be made to the Board of Trustees and reviewed by the Board at least quarterly. In addition, the Plans provide that they may not be amended to increase materially the costs which the Trust may bear for distribution pursuant to the Plans without shareholder approval and that other material amendments to the Plans must be approved by a majority of the Board, including a majority of the Board who are neither interested persons of the Trust (as defined in the 1940 Act) nor have any direct or indirect financial interest in the operation of the Plans (the "Qualified Trustees"), by vote cast in person at a meeting called for the purpose of considering such amendments.
     The Plans are subject to annual approval by a majority of the Board of Trustees, including a majority of the Qualified Trustees, by vote cast in person at a meeting called for the purpose of voting on the Plans. The Plans are terminable at any time by vote of a majority of the Qualified Trustees or, with respect to any Class or Series, by vote of a majority of the shares of such Class or Series. Pursuant to the Plans, any new trustees who are not interested persons must be nominated by existing trustees who are not interested persons.

      If the Plans are terminated (or not renewed) with respect to the Fund or any Class of the Fund, they may continue in effect with respect to any Class or Series as to which they have not been terminated (or have not been renewed).
     Because all amounts paid pursuant to the Plans are paid to the Distributor, the Distributor and its officers, directors and employees, all may be deemed to have a direct or indirect financial interest in the operation of the Plans. None of the Trustees who is not an interested person of the Trust has a direct or indirect financial interest in the operation of the Plans.
     Benefits from the Plans may accrue to the Fund and its shareholders from the growth in assets due to sales of shares to the public pursuant to the Plans. Increases in the Fund's net assets from sales pursuant to its Plan may benefit shareholders by reducing per share expenses, permitting increased investment flexibility and diversification of the Fund's assets, and facilitating economies of scale (e.g., block purchases) in the Fund's securities transactions. Under their terms, the Plans will continue from year to year, provided that such continuance is approved annually by a vote of the Trustees in the manner described above.
     The continuance of the Plan for Class A and C Shares and the Plan for Class B Shares was approved by the Board of Trustees, including a majority of the Qualified Trustees, at a meeting held on June 26, 1997. Prior to approving the continuance of the Plans, the Board requested and received from the Distributor all the information which it deemed necessary to arrive at an informed determination as to such continuance and adoption of the Plans. In making its determination to continue the Plans, the Board considered, among other factors:
(1) the Trust's experience under the Plan's and the previous Rule 12b-1 Plan's of the Trust, and whether such experience indicates that the Plans would operate as anticipated; (2) the benefits the Trust had obtained under the Plans and would be likely to obtain under the Plans; (3) what services would be provided under the Plans by the Distributor to the Trust and its shareholders; and (4) the reasonableness of the fees to be paid to the Distributor for its services under the Plans. Based upon their review, the Board, including each of the Qualified Trustees, determined that the continuance of the Plans would be in the best interest of the Trust, and that there was a reasonable likelihood that the Plans would benefit the Trust and its shareholders. In the Board's quarterly review of the Plans, they will consider their continued appropriateness and the level of compensation provided therein.
     The Board of Trustees has the right to terminate the Rule 12b-1 Plan for the Class B Shares, and in the event of such termination, no further payments would be made thereunder. However, in the event the Board of Trustees were to terminate the Rule 12b-1 Plan for the Class B Shares for any Series, the Trust may not thereafter adopt a new Rule 12b-1 Plan for a class of that Series having, in the good faith determination of the Board of Trustees, substantially similar economic characteristics to the Class B Shares. Termination of the Rule 12b-1 Plan for the Class B Shares or the Distribution Agreement does not affect the obligation of the Class B shareholders to pay CDSCs. The Distributor has sold its right to receive certain payments under the Distribution Agreement to a financial institution in order to finance the distribution of the Class B Shares.
     The Board of Trustees has also adopted a Rule 18f-3 Multi-Class Share Plan permitting the issuance of shares in multiple classes.
     The Trust has acknowledged that it has obtained its name by consent of Dr. Martin E. Zweig and agreed that if (i) the Manager should cease to be the Trust's investment manager or (ii) if Dr. Zweig should no longer be affiliated with the Manager, the Trust, upon request of Zweig Securities Corp. or Dr. Zweig, shall submit to the Trustees for their vote a proposal to delete the word Zweig from its name and cease to use the name Zweig Series Trust or any component or combination thereof or any name deceptively similar thereto, and indicate on all letterheads and other promotional material that the Manager is no longer the Trust's investment manager or Dr. Zweig is no longer affiliated with the Manager, as the case may be. The Trust has agreed that Dr. Zweig or Zweig Securities Corp. or any of its successors or assigns may use or permit the use of the word Zweig, alone or with any other words, for, by or in connection with any other entity or business, other than the Trust and its business, whether or not the same directly or indirectly competes or conflicts with the Trust or its business in any manner.

CUSTODIAN, FUND ACCOUNTING AGENT, TRANSFER AGENT AND DIVIDEND PAYING AGENT
      The Bank of New York, 48 Wall Street, New York, New York 10286 serves as custodian and fund accounting agent, and State Street Bank and Trust Company, P.O. Box 8505, Boston, Massachusetts 02260-8505, serves as the transfer agent and dividend paying agent for the Trust.
      For the convenience of shareholders, the transfer agent maintains in book account form the records of shares owned by Fund shareholders. Shareholders may request in writing that the transfer agent issue to them certificates representing their ownership of Fund shares.

INDEPENDENT ACCOUNTANTS
     Coopers & Lybrand L.L.P., 1301 Avenue of the Americas, New York, New York 10019, serves as independent accountants for the Trust. In addition to reporting annually on the financial statements of the Trust, the Trust's accountants also review certain filings of the Trust with the Securities and Exchange Commission.

COUNSEL
      Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, is counsel to the Trust. The firm also acts as counsel to the Manager and the Distributor.

PORTFOLIO TRANSACTIONS AND BROKERAGE
     Officers and Trustees of the Trust and officers of the Manager who are also officers or directors of the Distributor or its affiliates receive indirect benefits from the Fund as a result of its usual and customary brokerage commissions which the Distributor or its affiliates may receive for acting as broker to the Fund in the purchase and sale of portfolio securities. The Management Agreement does not provide for a reduction of the advisory fee by any portion of the brokerage fees generated by portfolio transactions of the Fund which the Distributor may receive. Allocation of transactions, including their frequency, to various dealers is determined by the Manager in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary consideration is prompt and efficient execution of orders in an effective manner at the most favorable price. Subject to this consideration, dealers who provide supplemental investment research, statistical or other services to the Manager may receive orders for transactions by the Fund. Information so received will enable the Manager to supplement its own research and analysis with the views and information of other securities firms. Such information may be useful and of value to the Manager and its affiliates in servicing other clients as well as the Fund; in addition, information obtained by the Manager and its affiliates in servicing other clients may be useful and of value to the Manager in servicing the Fund. No principal transactions are effected with Zweig Securities Corp. or any of its affiliated companies.
     The Fund may from time to time allocate brokerage commissions to firms that furnish research and statistical information to the Manager. The supplementary research supplied by such firms is useful in varying degrees and is of indeterminable value. Such research may, among other things, include advice regarding economic factors and trends, advice as to occasional transactions in specific securities and similar information relating to securities. No formula has been established for the allocation of business to such brokers. Consideration may be given to research provided and payment may be made of a fee higher than that charged by another broker-dealer which does not furnish research services or which furnishes research services deemed to be of lesser value, so long as the criteria of Section 28(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act") are met. Section 28(e) of the 1934 Act specifies that a person with investment discretion shall not be deemed to have acted unlawfully or to have breached a fiduciary duty solely because such person has caused the account to pay a higher commission than the lowest available under certain circumstances. To obtain the benefit of Section 28(e), the person so exercising investment discretion must make a good faith determination that the commissions paid are reasonable in relation to the value of the brokerage and research services provided viewed in terms of either that particular transaction or his overall responsibilities with respect to the accounts as to which he exercises investment discretion.
       Currently, it is not possible to determine the extent to which commissions that reflect an element of value for research services might exceed commissions that would be payable for execution series alone, nor generally can the value of research services be measured. Research services furnished might be useful and of value to the Manager and its affiliates in serving other clients as well as the Fund, but on the other hand any research service obtained by the Manager or the Distributor from the placement of portfolio brokerage of other clients might be useful and of value to the Manager in carrying out its obligation to the Fund.
     There are no fixed limitations regarding the Fund's portfolio turnover rate. In computing the portfolio turnover rate, all securities, including options, the maturities or expiration dates of which at the time of acquisition are one year or less, are excluded. Subject to this exclusion, the turnover rate is calculated by dividing (A) the lesser of purchases or sales of portfolio securities of the Fund for the fiscal year by (B) the monthly average of the value of portfolio securities owned by the Fund during the fiscal year.
     The options activities of the Fund may affect its turnover rate, the amount of brokerage commissions paid by the Fund and the realization of net short-term capital gains which, when distributed, are taxed to shareholders (other than retirement plans) at ordinary income tax rates. There are no fixed limitations regarding the Fund's portfolio turnover. Securities satisfying the basic policies and objectives of the Fund may be disposed of when they are no longer deemed to be suitable. High portfolio turnover involves correspondingly greater brokerage commissions, other transaction costs, and a possible increase in short-term capital gains or losses. See "Net Asset Value and Taxes".
     The exercise of calls written by the Fund may cause the Fund to sell portfolio securities, thus increasing its turnover rate. The exercise of puts also may cause a sale of securities and increase turnover; although such exercise is within the Fund's control, holding a protective put might cause the Fund to sell the underlying securities for reasons which would not exist in the absence of the put. The Fund will pay a brokerage commission each time it buys or sells a security in connection with the exercise of a put or call. Some commissions may be higher than those which would apply to direct purchases or sales of portfolio securities.

YIELD AND PERFORMANCE INFORMATION
       The Fund will include performance data for Class A, Class B and Class C Shares of the Fund in its advertisements, sales literature and other information distributed to the public that includes performance data of the Fund. Such performance information will be based on investment yields or total returns for the Fund.
      YIELD. Yield may not be the same as the distribution rate or the income reported in the Fund's financial statements. We compute yield by taking the interest and dividend income the Fund earns in a 30-day period, net of expenses, and dividing that amount by the average number of shares entitled to receive dividends. Yield will be calculated, using a one-month base period, according to the following formula:

        Yield = 2 X [(a-b/cd) + 1]6 - 1
   Where:
   a = dividends and interest earned during the period b = expenses accrued for the period (net of reimbursements) c = the average daily number of shares outstanding during the period that were entitled to receive dividends d = the maximum offering price per share on the last day of the period.

         AVERAGE ANNUAL TOTAL RETURN. Total return represents the average annual compounded rate of return on an investment of $1,000 at the maximum public offering price (in the case of Class A Shares) or reflecting the deduction of any applicable CDSC. All data are based on past investment results.
          Average annual total return for a given period is computed by finding the average annual compounded rate of return over the period that would equate the initial amount invested to the ending redeemable value, according to the following formula:
             P(1 + T)n = ERV

Where:

    P = a hypothetical initial investment in the Fund of $1,000
    T = average annual total return
    n = number of years in period
  ERV = ending redeemable value, at the end of the period, of a hypothetical
        $1,000 investment in the Series made at the beginning of the period.

     The investment results of the Class A, Class B and Class C Shares of the Fund will tend to fluctuate over time, so that historical yields, current distributions and total returns should not be considered representations of what an investment may earn in any future period. Actual dividends will tend to reflect changes in market yields, and will also depend upon the level of a Class' or the Fund's expenses, realized or unrealized investment gains and losses, and the results of the Fund's investment policies. Thus, at any point in time, investment yields, current distributions or total returns may be either higher or lower than past results, and there is no assurance that any historical performance record will continue.
     The Fund also may include in its advertisements data from Age Wave, Inc.; the American Association of Retired Persons; BARRON'S; BUSINESS WEEK; CDA/Wiesenberger Investment Companies Service; Dalbar Surveys; FINANCIAL PLANNING; FINANCIAL WORLD; FORBES; FORTUNE; FUNDSCOPE, HULBERT FINANCIAL DIGEST; Ibbotson Associates; INDIVIDUAL INVESTOR; INVESTMENT ADVISOR; INVESTORS BUSINESS DAILY; THE LISCIO REPORT; Lipper Analytical Services, Inc.; Micropal Inc.; MONEY; MORNINGSTAR MUTUAL FUNDS; MUTUAL FUND FORECASTER; MUTUAL FUNDS MAGAZINE; The National Center for Education Statistics; THE NEW YORK TIMES; The Philatelic Foundation; SMART MONEY; USA TODAY; U.S. NEWS & WORLD REPORT; THE WALL STREET JOURNAL; WORTH and other industry publications.


REGISTRATION STATEMENT
     This Statement of Additional Information and the Prospectus do not contain all the information included in the Registration Statement filed with the Commission under the 1933 Act with respect to the securities offered by the Prospectus. The Registration Statement, including the exhibits filed therewith, may be examined at the office of the Commission in Washington, D.C.
     Statements contained in this Statement of Additional Information and the Prospectus as to the contents of any contract or other document are not complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Statement of Additional Information and the Prospectus form a part, each such statement being qualified in all respects by such reference.

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

         (a) Financial Statements

         The following report and financial statements for Zweig Series Trust (the "Trust") are incorporated in Part B by reference to the Trust's Annual Report to Shareholders for the year ended December 31,1996; Report of Coopers & Lybrand L.L.P., Independent Accountants; Statement of Operations for the year ended December 31, 1996; Statement of Changes in Net Assets for each of the two years in the period ended December 31, 1996; Statement of Net Assets for each Series dated December 31, 1996; and the Statement of Assets and Liabilities for Zweig Strategy Fund dated December 31, 1996; and the Notes to the Financial Statements dated December 31, 1996.

         (b) Exhibits

         (1)        *    Agreement and Declaration of Trust.
         (2)       **    By-laws of the Trust.
         (3)             Inapplicable.
         (4)             Forms of specimen stock certificates for shares of beneficial interest of the Trust.
         (5)             Amended Management Agreement between the Trust and Zweig/Glaser
                                  Advisers.
         (6)             Amended Distribution Agreement.
         (7)             Inapplicable.
         (8)      ***    Custodian Agreement.
         (9)  ****(a)    Transfer Agency Agreement.
                 *(b)    Assignment and Assumption Agreement.

                                       7

         (10)            Inapplicable.

         (11)            Inapplicable.

         (12)            Inapplicable.

         (13)*****(a)    Subscription Agreement for Shares of the Government Securities.

                 #(b)    Subscription Agreement for Shares of the Zweig Strategy Fund.

                ##(c)    Subscription Agreement for Class C
                         (f/k/a B Shares) Shares of the
                         Trust.

               ###(d)    Subscription Agreement for Shares of Zweig Managed Assets.

              ####(e)    Subscription Agreement for Shares of the Zweig Appreciation Fund.

         (14)    #(a)    Individual Retirement Account.

                 #(b)    Paired Defined Contribution Prototype Plan.

                 #(c)    401(k) Prototype Plan.

                 #(d)    403(b)(7) Custodial Account.

         (15)            Amended Rule 12b-1 Distribution Plan.

         (16)            Inapplicable.

         (17)            Inapplicable.

         (18)   #####    Rule 18f-3 Plan.

----------------
Notes to Item 24 (b).

         * Incorporated by reference to Post-Effective Amendment No. 42 to the Registration Statement of the Trust on Form N-1A, filed previously on April 30, 1996.

         ** Incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement to the Trust on Form N-1A, filed previously on August 16, 1996.

         *** Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement of the Trust on Form N-1A, filed previously on February 28, 1986.

         **** Incorporated by reference to the Registration Statement of the Trust on Form N-14, filed previously on January 18, 1994.

         ***** Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement of the Trust on Form N-1A, filed previously on November 27, 1985.

         # Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement of the Trust on Form N-1A, filed previously on July 20, 1987.

         ## Incorporated by reference to Post-Effective Amendment No. 34 to the Registration Statement of the Trust on Form N-1A, filed previously on March 2, 1992.

         ### Incorporated by reference to Post-Effective Amendment No. 37 to the Registration Statement of the Trust on Form N-1A, filed previously on February 26, 1993.

         #### Incorporated by reference to Post-Effective Amendment No. 29 to the Registration Statement of the Trust on Form N-1A, filed previously on August 19,1991.

         ##### Incorporated by reference to Post-Effective Amendment No. 40 to the Registration Statement of the Trust on Form N-1A, filed previously on July 5, 1995.

Item 25. Persons Controlled by or Under Common Control with the Trust

         The Trust does not control and is not under common control with any other person.

Item 26. Number of Holders of Securities

                                                          Number of Record
         Shares of Beneficial Interest of:           Holders as of June 30, 1997
         --------------------------------            ---------------------------

         Zweig Appreciation Fund
         Class A                                                       17,274
         Class B                                                       872
         Class C                                                       11,105
         Class I                                                       5

         Zweig Strategy Fund
         Class A                                                       29,336
         Class B                                                       3,061
         Class C                                                       25,138
         Class I                                                       5

         Zweig Government Fund
         Class A                                                       2,645
         Class B                                                       30
         Class C                                                       538
         Class I                                                       ---

         Zweig Managed Assets
         Class A                                                       5,716
         Class B                                                       570
         Class C                                                       17,825
         Class I                                                       5

         Zweig Cash Fund
         Class A                                                       355
         Class B                                                       16
         Class C                                                       196
         Class I                                                       5
         Class M                                                       897

         Zweig Growth & Income Fund
         Class A                                                       269
         Class B                                                       308
         Class C                                                       326
         Class I                                                       5

         Zweig Foreign Equity Fund
         Class A                                                       ---
         Class B                                                       ---
         Class C                                                       ---
         Class I                                                       ---

Item 27. Indemnification

         All officers, trustees, employees and agents of the Trust are to be indemnified as set forth in Article VII of the Agreement and Declaration of Trust filed herewith. To this end, the Trust maintains an Officers and Trustees Errors and Omissions Insurance Policy.

         Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to trustees, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 28. Business and Other Connections of Investment Manager

         The investment manager of the Trust, Zweig/Glaser Advisers, a general partnership ("ZGA"), engages in no business other than that of investment counselling for clients, including the Trust. The Officers and Directors of

         ZGA and their relationship with Zweig Securities Corp. (the "Distributor") are as follows:

                                                            Position With
Name                          ZGA                          Distributor                 Trust

Eugene J. Glaser              President                    President and Director      Chairman, Chief Executive
                                                                                       Officer and Treasurer
Dr. Martin E. Zweig           Chairman                     None                        President

Barry Mandinach               Senior Vice President        Executive Vice President    First Vice President

David J. Malat                First Vice Pressident        None                        None

David Katzen                  Senior Vice President        None                        Senior Vice President

Carlton Neel                  First Vice President         None                        First Vice President

Alfred J. Ratcliffe           First Vice President         None                        First Vice President,
                                                                                       Treasurer, Principal
                                                                                       Accounting Officer and
                                                                                       Assistant Secretary

Charles I. Leone              First Vice President and     First Vice President,       First Vice President and
                              Chief Financial Officer      Chief Financial Officer     Assistant Secretary
                                                           and Assistant Secretary

Annemarie Gilly               First Vice President         First Vice President        Vice President

Jeffrey Lazar                 None                         None                        Vice President

Beth Abraham                  Assistant Vice President     None                        Assistant Vice President

Tom Disbrow                   Assistant Vice President     None                        Assistant Vice President

Rhonda Berzner                None                         None                        Assistant Vice President

                                       12

                                                            Position With
Name                          ZGA                          Distributor                 Trust

Marc Baltuch                  First Vice President         First Vice President,       Secretary
                                                           Complaince Officer,
                                                           Secretary and Director

Mona Lee                      Assistant Vice President     None                        None


Toni Ann Stapleton            Controller and Vice          None                        None
                              President

Gavin M. Whitmore             Vice President               None                        None

Thomas Farrell                Assistant Vice President     None                        None

Jeffrey Torres                Assistant Vice President     None                        None

         The principal occupation of all of such persons other than Dr. Zweig, Mr. Malat and Mr. Baltuch is with Zweig/Glaser advisers and the business address of such persons is 900 Third Avenue, New York, New York 10022. Dr. Zweig's principal occupation is as an investment advisor and analyst, Mr. Malat's principal occupation is Executive Financial Officer of various Zweig affiliates and Mr. Baltuch's principal occupation is Chief Compliance Officer of the Distributor and the Trust; their business address is 900 Third Avenue, New York 10022.

Item 29. Principal Underwriters

         (a) Zweig Securities Corp., the Distributor, acts as principal distributor of the Trust's shares.

         (b) The officers and directors of the Distributor who also serve on behalf of the Trust are as follows:

                                       13

NAME                          POSITION WITH                         POSITION WITH
                              THE DISTRIBUTOR                       THE TRUST
Eugene J. Glaser              President and Director                Chairman, Chief Executive Officer
                                                                              and Trustee

Barry Mandinach               Executive Vice President and Director First Vice President

Marc Baltuch                  First Vice President, Chief           Secretary
                              Compliance Officer, Secretary and
                              Director

Annemarie Gilly               First Vice President                  Vice President

Charles I. Leone              Chief Financial Officer, First Vice   First Vice President and Assistant
                              President and Assistant Secretary     Secretary

                  The principal business address of all such persons is 900 Third Avenue, New York, New York 10022.

                  (c)      None.

Item 30. Location of Accounts and Records

                  Zweig Series Trust
                  900 Third Avenue
                  New York, New York  10022

                  State Street Bank and Trust Company
                  225 Franklin Street
                  Boston, Massachusetts  02266

Item 31. Management Services

                  The Trust has not entered into any management-related service contracts.

Item 32. Not Applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 45 on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized in the City and State of New York on the 19th day of August, 1997.

                                                 ZWEIG SERIES TRUST


                                               By /s/ Eugene J. Glaser
                                             ---------------------------
                                                  Eugene J. Glaser

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 45 to the Registration Statement of the Trust on Form N-1A has been signed below by the following persons in the capacities and on the dates indicated:

Signature                   Title                                 Date
---------                   -----                                 ----
/s/ Eugene J. Glaser        Chairman, Chief Executive Officer     August 19, 1997
_______________________     and Trustee
Eugene J. Glaser


                   *        First Vice President, Treasurer,      August 19, 1997
_______________________     Principal Accounting Officer and
Alfred J. Ratcliffe         Assistant Secretary


                   *        Trustee                               August 19, 1997
-----------------------
Claire B. Benenson


                   *        Trustee                               August 19, 1997
-----------------------
James Balog

                   *        Trustee                               August 19, 1997
-----------------------
Donald B. Romans




                                       15

                   *        Trustee                               August 19, 1997
-----------------------
S. Leland Dill


*By  /s/ Eugene J. Glaser
-----------------------
   Eugene J. Glaser
   Attorney-in-fact

                                EXHIBIT INDEX TO

                         POST-EFFECTIVE AMENDMENT NO. 45

                          TO THE REGISTRATION STATEMENT

                                  ON FORM N-1A


(1)        *  Agreement and Declaration of Trust.

(2)       **  By-laws of the Trust.

(3)           Inapplicable.

(4)           Forms of specimen stock certificates for shares of beneficial interest of the
              Trust.

(5)           Amended Management Agreement between the Trust and Zweig/Glaser Advisers.

(6)           Amended Distribution Agreement.

(7)           Inapplicable.

(8)      ***  Custodian Agreement.

(9)  ****(a)  Transfer Agency Agreement.

        *(b)  Assignment and Assumption Agreement.

(10)          Inapplicable.

(11)          Inapplicable.

(12)          Inapplicable.

(13)*****(a)  Subscription Agreement for Shares of the Government Securities Fund.

        #(b)  Subscription Agreement for Shares of the Zweig Strategy Fund.



                                       17

       ##(c) Subscription Agreement for Class C (f/k/a B
             Shares) Shares of the Trust.

      ###(d)  Subscription Agreement for Shares of Zweig Managed Assets.

     ####(e)  Subscription Agreement for Shares of the Zweig Appreciation Fund.

(14)    #(a)  Individual Retirement Account.

        #(b)  Paired Defined Contribution Prototype Plan.

        #(c)  401(k) Prototype Plan.

        #(d)  403(b)(7) Custodial Account.

(15)          Amended Rule 12b-1 Distribution Plan.

(16)          Inapplicable.

(17)          Inapplicable.

(18)   #####  Rule 18f-3 Plan.

-------------------------

NOTES TO EXHIBIT INDEX

    *  Incorporated by reference to Post-Effective Amendment No. 42 to the Registration
       Statement of the Trust on Form N-1A, filed previously on April 30, 1996.

   **  Incorporated by reference to Post-Effective Amendment No. 43 to the Registration
       Statement to the Trust on Form N-1A, filed previously on August 16, 1996.

  ***  Incorporated by reference to Post-Effective Amendment No. 3 to the Registration
       Statement of the Trust on Form N-1A, filed previously on February 28, 1986.

 ****  Incorporated by reference to the Registration
       Statement of the Trust on Form N-14, filed previously on January 18, 1994.



                                       18

*****  Incorporated by reference to Post-Effective Amendment No. 2 to the Registration
       Statement of the Trust on Form N-1A, filed previously on November 27, 1985.

    #  Incorporated by reference to Post-Effective Amendment No. 8 to the Registration
       Statement of the Trust on Form N-1A, filed previously on July 20, 1987.

   ##  Incorporated by reference to Post-Effective Amendment No. 34 to the Registration
       Statement of the Trust on Form N-1A, filed previously on March 2, 1992.

  ###  Incorporated by reference to Post-Effective Amendment No. 37 to the Registration
       Statement of the Trust on Form N-1A, filed previously on February 26, 1993.

 ####  Incorporated by reference to Post-Effective Amendment No. 29 to the Registration
       Statement of the Trust on Form N-1A, filed previously on August 19, 1991.


#####  Incorporated by reference to Post-Effective Amendment No. 40 to the Registration
       Statement of the Trust on Form N-1A, filed previously on July 5, 1995.